                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-76072


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 14, 2002)

                                3,750,000 SHARES

                               [FRIEDMAN'S LOGO]

                              CLASS A COMMON STOCK
                            ------------------------
     We are selling 3,750,000 shares of our Class A common stock. We have also granted the underwriters an option to purchase up to 562,500 additional shares of Class A common stock to cover over-allotments.

     Our common stock consists of Class A common stock and Class B common stock. The holders of our Class A common stock, voting as a class, have the right to elect a minimum of 25% of our Board of Directors. Other than the right to elect directors, unless all of the shares of Class B common stock are converted into shares of Class A common stock and except as required by the laws of the State of Delaware, holders of Class A common stock have no voting rights. Subject to these limitations on voting rights and certain other exceptions, the rights and privileges of each class of common stock are substantially identical. For a discussion of the rights of the holders of our Class B common stock and their effect on the holders of our Class A common stock, see the related risk factors on page S-6.

     Our Class A common stock is quoted on the Nasdaq National Market under the symbol "FRDM." The last reported sale price of our Class A common stock on the Nasdaq National Market on February 5, 2002 was $10.11 per share.
                            ------------------------
             INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-6.
                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................    $9.50     $35,625,000
Underwriting Discounts and Commissions......................    $0.47     $ 1,762,500
Proceeds to Friedman's, before expenses.....................    $9.03     $33,862,500

The underwriters expect to deliver the shares to purchasers on or about February 11, 2002.
                            ------------------------
     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ABN AMRO ROTHSCHILD LLC
                     MCDONALD INVESTMENTS INC.
                                          WEDBUSH MORGAN SECURITIES INC.
           The date of this prospectus supplement is February 5, 2002

     You should rely only on the information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as applicable, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock. In this prospectus supplement and the accompanying prospectus, "we," "us," and "our" refer to Friedman's Inc., a Delaware corporation, and its consolidated subsidiaries.

     This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

                               TABLE OF CONTENTS

          PROSPECTUS SUPPLEMENT
                                      PAGE
                                      ----
Summary.............................   S-1
Risk Factors........................   S-6
Cautionary Note Regarding Forward-
  Looking Statements................  S-12
Use of Proceeds.....................  S-14
Price Range of Common Stock and
  Dividend Policy...................  S-15
Capitalization......................  S-16
Selected Consolidated Financial and
  Operating Data....................  S-17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................  S-18
Business............................  S-23
Management..........................  S-30
Stock Ownership.....................  S-32
Underwriting........................  S-34
Legal Matters.......................  S-36
Experts.............................  S-36
Index to Consolidated Financial
  Statements........................   F-1

                PROSPECTUS
                                      PAGE
                                      ----
Important Information About this
  Prospectus........................     1
Where You Can Find More
  Information.......................     1
Incorporation of Certain Documents
  By Reference......................     2
This Prospectus Contains Forward-
  Looking Statements................     2
Friedman's Inc......................     3
Use of Proceeds.....................     4
Consolidated Ratios of Earnings to
  Combined Fixed Charges and
  Preferred Stock Dividends.........     4
Description of Class A Common
  Stock.............................     5
Description of Preferred Stock......     7
Description of Warrants.............    10
Description of Debt Securities......    12
Plan of Distribution................    28
Legal Opinions......................    29
Experts.............................    29

                                    SUMMARY

     This section summarizes information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read and consider all of the information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before deciding to invest in shares of our Class A common stock.

                                   FRIEDMAN'S

     We are the third largest specialty retailer of fine jewelry in the United States, operating 645 stores in 20 states. We position ourselves as The Value Leader(R) by offering our customers competitive prices, a broad selection of quality merchandise and a high level of customer service. We target low to middle income consumers, ages 18 to 45, and provide them with a selection of diamonds, gold, gemstones and wedding-related items tailored for their market. We offer a proprietary credit program to help customers finance their purchases, and in fiscal 2001 sales on credit accounted for approximately 53% of our net merchandise sales. Our credit program generates return visits to our stores, as a majority of our customers make their credit payments in person. This allows our sales associates to build personal relationships with customers and facilitates additional purchases.

     Overall, our store format, real estate strategy and customer service are designed to bring our target customers a neighborhood specialty store experience with the operations, technology and scale of a chain retailer. Since 1992, we have focused on building the Friedman's brand in each of the markets that we serve. We accomplished this by increasing our store base from 55 stores in fiscal 1992 to our current 645 stores, to become the largest specialty jewelry retailer in the 20 states in which we operate. We also believe that we were the first jewelry retailer to pursue significant expansion in power strip centers anchored by large discount retailers such as Wal-Mart or Target. Currently, 425 of our stores are located in power strip centers.

BUSINESS STRATEGY

     We intend to become the leading specialty retailer of fine jewelry in the United States. To achieve this goal, we follow a business strategy that uniquely positions us in the highly fragmented jewelry industry. The principal elements of our business strategy include the following:

     - OFFER VALUE TO OUR TARGET CUSTOMERS. We are committed to offering our customers value through a combination of competitive prices, a high level of customer service and a convenient credit program for qualified purchasers. In addition, the merchandising plan for each store type includes careful merchandise selection, with particular attention paid to quality and price, and specific merchandise display instructions, tailored to each store's market demographics. These efforts allow us to provide value to our customers through a broad selection of quality merchandise tailored to their preferences, and with our high in-stock rate, the items they desire are almost always available. We believe these efforts have established us as The Value Leader(R) and help us to develop long-term customer relationships.

     - TARGET BOTH POWER STRIP CENTERS AND REGIONAL MALLS. Our store locations vary from power strip centers in small, rural towns to moderately upscale suburban mall locations. Approximately 66% of our current store base is located in high-traffic power strip centers that are anchored by a large discount retailer such as Wal-Mart or Target. In addition, these power strip centers often contain other discount retailers such as Cato, Charming Shoppes, Dollar Tree and Payless Shoes. We believe we are the only specialty jewelry retailer pursuing a power strip strategy and in most cases only locate in power strip centers where we obtain the right to be the only specialty retail jeweler in the center. Our power strip stores have a relatively low opening cost structure and offer attractive returns and margins. Regional mall stores are also an important component of our strategy to build and maintain the Friedman's brand.

     - GAIN EFFICIENCIES THROUGH MARKET DENSITY. We have established strong brand name recognition and a substantial store base in the markets that we serve. Operating several stores in a particular market allows us to realize operating and marketing efficiencies by spreading our costs related to operations, management and advertising over a larger number of stores. As a result, we tend to have higher returns on investments in markets where we operate more stores. We believe that as we expand our presence in our existing markets, market density factors will result in reduced costs and improved store sales in those markets and lead to better operating margins and increased profitability in the future.

     - BUILD RECURRING TRAFFIC THROUGH IN-STORE CREDIT PROGRAMS. During fiscal 2001, approximately 53% of our net merchandise sales were generated by credit sales in our proprietary credit program. We encourage our credit customers to make monthly payments in person at the store. In fiscal 2001, approximately 75% of our credit customers did so, and we averaged ten in-person payments per day across our store base. The recurring traffic generated by our credit program allows sales associates to build personal relationships with our customers and facilitates additional purchases.

     - LEVERAGE EXPERIENCED MANAGEMENT TEAM. We believe our senior management team offers unique insights into jewelry retailing on a national level. We believe the management team we have in place is well positioned to help us to become the leading national specialty retailer of fine jewelry.

GROWTH STRATEGY

     Since 1992, we have grown from 55 stores to our current 645 stores by opening new stores in both existing and new markets. With a solid store base and operating foundation in place, we believe that we are poised for our next growth phase, which includes the following:

     - SALES GROWTH FROM RECENTLY OPENED STORES. Our new stores are generally profitable in the first 12 months of operation, but typically take three to five years to attain optimal sales and profitability goals. During that time, sales from the recurring traffic caused by our credit program and increased market awareness resulting from our aggressive advertising generally produce significant sales and profitability improvements.

     - STORE GROWTH IN EXISTING MARKETS. We believe there is the opportunity to grow our stores in existing markets and there are at least an additional 1,000 potential locations in these markets. We intend to open approximately 10 to 30 net new stores in fiscal 2002 in a combination of power strip centers and mall locations, and we will initially target store openings in markets where we already have an established brand and an operating presence.

     - STORE GROWTH IN NEW MARKETS. We believe there is additional opportunity for store growth in new markets. We target power strip centers in which discount retailers such as Wal-Mart or Target have a presence and believe there are at least 2,000 additional locations that have been successful for discount retailers and have the demographics for our stores to be successful.

       Growth in these new locations will allow us to bring our quality products and services to a national audience and help us to reach our goal of being the leading specialty retailer of fine jewelry.

     - FUTURE ACQUISITION OF SELECT JEWELERS. We are open to opportunities to grow our company through the acquisition of select retail jewelry chains whose geographic locations fit within our overall goals and whose merchandising and advertising strategies complement our own. In addition, our relationship with Crescent Jewelers and our warrant to purchase 50% of its equity may present us with a future acquisition opportunity.

SUMMARY FINANCIAL AND OPERATING DATA

     The table below summarizes our financial and operating results for the fiscal years ended September 29, 2001, September 30, 2000 and September 30, 1999 and the fiscal quarters ended December 29, 2001 and December 30, 2000:

                                                                                    FISCAL QUARTER ENDED
                                                 FISCAL YEAR ENDED SEPTEMBER     ---------------------------
                                                ------------------------------   DECEMBER 29,   DECEMBER 30,
                                                  2001       2000       1999         2001           2000
                                                --------   --------   --------   ------------   ------------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Net sales(1)...............................   $  411.0   $  376.4   $  308.4     $  183.1       $  173.4
  EBITDA(2)..................................       40.1       43.4       33.7         31.5           30.1
  Net income.................................       12.2       19.7       16.5         18.4           17.3
  Diluted earnings per share.................       0.84       1.36       1.13         1.26           1.20
BALANCE SHEET DATA:
  Working capital............................       53.6      196.3      167.4         77.1          186.1
  Total assets...............................      451.3      319.7      274.3        502.0          388.7
  Total debt.................................      169.5       48.4       28.2        132.7           22.3
  Stockholders' equity.......................      222.6      211.0      191.9        240.8          228.2
OTHER OPERATING DATA(3):
  Average transaction size...................   $    178   $    166   $    158     $    188       $    171
  Average sales per store....................    651,406    654,524    615,542      284,365        277,495
  Comparable store sales percentage
    increase.................................        2.0%       6.9%       8.7%         3.1%           5.5%
  Number of stores...........................        643        619        531          645            631
  Credit sales as a percentage of net
    merchandise sales........................       52.8%      52.6%      53.7%        49.9%          49.4%
  Number of active customer accounts.........    325,026    304,687    258,672      421,864        386,799

---------------

(1) Excludes a $1.8 million and $2.0 million reclassification for sales returns between sales and cost of sales for the quarter ended December 29, 2001 and December 30, 2000, respectively. This reclassification has no impact on earnings.

(2) EBITDA is defined as earnings before depreciation and amortization, interest income and expense and income tax expense and, in fiscal year 2001, excludes expenses associated with the closing of 33 stores and the non-comparable Internet joint venture loss. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered a substitute for cash flow from operations, net income or other measures of performance as defined by accounting principles generally accepted in the United States as a measure of our profitability or liquidity. We understand that our presentation of EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation.

(3) Other Operating Data numbers are actual.

CRESCENT JEWELERS

     As part of our overall business strategy, we have maintained a strategic relationship with Crescent Jewelers since 1996. Crescent is a specialty retailer of fine jewelry based in Oakland, California with whom we are affiliated by common controlling ownership and common executive management. As of September 29, 2001, Crescent operated a total of 155 stores in seven western states. We believe that Crescent is strategically located in one of the largest and fastest growing markets in the United States, operating significantly more stores in the state of California than its nearest competitor.

     As part of our relationship with Crescent, we entered into agreements under which we provide Crescent with accounting and information technology support, along with certain other back office processing services. In addition, in partial consideration for credit enhancements we provided to Crescent, we received a warrant to purchase 50% of Crescent's capital stock for $500,000. As a result of our relationship with Crescent, we are able to focus on improving operations in our existing markets and believe that we are well-positioned to enter the west coast market in the future.

                                  THE OFFERING

Class A common stock offered
by us.........................    3,750,000 shares

Class A common stock
outstanding after this
  offering....................   17,078,545 shares

Class B common stock
outstanding after this
  offering....................    1,196,283 shares

Use of proceeds...............   To refinance our credit facility or other debt,
                                 provide financial support to our affiliate, Crescent Jewelers, provide financing for future acquisitions, including a possible acquisition of Crescent Jewelers, and for general corporate purposes, including funds for new store openings and expenses associated with the relocation of our corporate headquarters, distribution center and vault.

Nasdaq National Market
symbol........................   FRDM

     The number of shares of Class A common stock to be outstanding after the offering:

     - is based upon 13,328,545 shares of Class A common stock outstanding as of December 29, 2001;

     - assumes no exercise of the underwriters' option to purchase up to 562,500 additional shares of Class A common stock to cover over-allotments; and

     - does not take into account 1,440,463 shares of Class A common stock issuable upon exercise of options outstanding as of December 29, 2001, at a weighted average exercise price of $10.73 per share, and an additional 1,406,057 shares of Class A common stock issuable upon the conversion of 1,406,057 shares of and options to purchase Class B common stock.

                                  RISK FACTORS

     Any investment in our Class A common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus supplement and the accompanying prospectus before you decide to buy our Class A common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY, WHICH MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     The number of stores we operate has greatly increased during the past four years. For example, we opened approximately 87 net new stores during fiscal 1998, 60 net new stores during fiscal 1999, 88 net new stores during fiscal 2000 and 24 net new stores during fiscal 2001. We intend to continue to expand, adding approximately 10 to 30 net new stores in fiscal 2002. In addition, in fiscal 2001, we launched a joint venture with Crescent Jewelers, an affiliate, to offer our products over the Internet. Our growth, including the Internet joint venture, has placed, and will continue to place, significant demands on all aspects of our business, including our management and personnel and information and distribution systems. In addition, this growth has required substantial investments necessary to build our brand name, store base and infrastructure in the new markets we have entered and has resulted in a decline in our operating margins. To date, our Internet joint venture has yet to meet our expectations. Factors including consumer preferences regarding Internet shopping, concerns about the safety and reliability of Internet shopping and our ability to provide high-quality customer service and fulfillment will all be significant in determining whether our Internet joint venture is successful. For these reasons, we may not be successful in continuing or successfully managing our growth which could result in a reduction in our historical revenue growth or an increase in cost of goods sold which would directly and adversely affect our earnings.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXECUTE OUR GROWTH STRATEGY.

     Our growth strategy depends upon our ability to successfully open and operate new stores. Our success in opening and operating new stores depends upon a number of factors, including, among others, our ability to:

     - maintain the cash flow required to open and stock new stores;

     - identify store locations that match our power strip center or regional mall profiles;

     - negotiate acceptable lease terms;

     - open new stores in a timely manner;

     - source sufficient levels of inventory to meet the needs of new stores;

     - hire and train qualified store personnel; and

     - successfully integrate new stores into our existing operations.

We anticipate opening approximately 10 to 30 net new stores in fiscal 2002 but have not yet identified or finalized lease terms for many of the new sites. In addition, any expansion into new markets may present different competitive, advertising, merchandising and distribution challenges than those we encounter in our existing markets. Expansion in our existing markets may cause the net sales volumes in our existing stores in those markets to decline. If we are unsuccessful in implementing our growth strategy, our business, operating results and financial position could be adversely affected.

WE MAY MAKE ACQUISITIONS OR INVESTMENTS THAT ARE NOT SUCCESSFUL AND THAT ADVERSELY AFFECT OUR ONGOING OPERATIONS.

     As part of our growth strategy, we may acquire or make investments in other retail jewelry businesses, including a potential consolidation with Crescent Jewelers, our affiliate. Our past growth strategy consisted primarily of opening new retail jewelry stores. As a result, our ability to identify acquisition candidates, conduct acquisitions and properly manage the integration of acquisitions is unproven. If we fail to properly evaluate and execute acquisitions or investments and assimilate acquired operations into our own, it may seriously harm our business and operating results. In addition, acquisitions and investments could divert our management's attention from our core operations, which may adversely affect our operating results.

OUR CONTROLLING STOCKHOLDER AND SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE A CONFLICT OF INTEREST AS A RESULT OF THEIR RELATIONSHIP WITH CRESCENT JEWELERS.

     We are affiliated with Crescent through common controlling ownership and executive management. Phillip E. Cohen controls all of our Class B common stock through his ownership of MS Jewelers Corporation, the general partner of MS Jewelers Limited Partnership, which owns all of our Class B common stock. As a result, he has significant control over our business, policies and affairs, including the power to appoint new management, prevent or cause a change of control and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. In addition, Mr. Cohen has the right to elect a majority of our directors. Mr. Cohen also controls Crescent through his ownership of CJ Morgan Corp., the general partner of CJ Limited Partnership, which owns substantially all of the capital stock of Crescent. We have entered into agreements with Crescent, whereby we provide Crescent with accounting and systems support services, as well as use of our "The Value Leader" trademark. We have also guaranteed Crescent's obligations under its credit facility, the outstanding amount of which is currently reflected on our balance sheet as current indebtedness. See "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, Bradley J. Stinn, our Chief Executive Officer, is also the Chief Executive Officer of Crescent and Victor M. Suglia, our Chief Financial Officer, is the also Chief Financial Officer of Crescent.

CRESCENT JEWELERS MAY NOT BE ABLE TO REFINANCE ITS CREDIT FACILITY, WHICH WE HAVE GUARANTEED, AND WE MAY BE OBLIGATED TO FUND CRESCENT'S DEBT TO THE BANK GROUP OF UP TO $112.5 MILLION.

     In connection with the negotiation of our current credit facility, in September 1999, we agreed to provide certain credit enhancements to Crescent's $112.5 million senior secured revolving credit facility, including the support of $60 million of our eligible receivables and inventories, and to guarantee Crescent's obligations under its credit facility. Crescent's bank facility requires the maintenance of certain levels of fixed charge coverage and limits certain capital and other nonrecurring expenditures. Some of these covenants are measured on a combined basis for Crescent and Friedman's. During our fiscal 2001, Crescent violated two of these covenants as a result of its settlement of litigation in September 2001 and Friedman's third quarter loss. The lenders under the Crescent credit facility have waived these violations but the maturity of Crescent's debt has been advanced to March 31, 2002 from September 15, 2002.

     We are working with Crescent to pursue a variety of financing alternatives to replace Crescent's bank facility. We anticipate that a portion of Crescent's capital requirements will be satisfied by financial support from us through a guarantee similar to the one we currently provide, a direct investment in equity or debt securities or some other form of financial support. Pending completion of the financings by us and by Crescent, Crescent's entire liability under its credit facility has been recorded in our Consolidated Balance Sheet along with a corresponding asset of equal amount. If Crescent does not complete replacement financing for its credit facility prior to March 31, 2002, we may be called upon by the bank group to pay the outstanding amounts under Crescent's facility, up to $112.5 million. We may not be able to fund this obligation from our cash from operations and our credit facility, and we may be forced to seek additional sources of financing, the carrying cost of which could have a material adverse effect on our results of operations. If such sources of financing are needed but are not available, we may default on our obligation under the guarantee, which will place our credit facility in default and subject to foreclosure by the bank group.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND IF WE FALL BEHIND OUR COMPETITORS, OUR EARNINGS AND STOCK PRICE MAY BE ADVERSELY AFFECTED.

     The retail jewelry business is mature and highly competitive. Our retail jewelry business competes with national and regional jewelry chains, as well as with local independently owned jewelry stores and chains. We also compete with other types of retailers who sell jewelry and gift items, such as department stores, catalog showrooms, discount retailers, direct mail suppliers, television home shopping networks and jewelry retailers who make sales through Internet sites. Our credit operations compete with credit card companies and other providers of consumer credit. We believe that the primary competitive factors affecting our operations are selection of merchandise offered, pricing, quality of sales associates, advertising, ability to offer in-house credit, store location and reputation. Many of our competitors are substantially larger and have greater financial resources than we. We may not be able to compete successfully with such competitors. Competition could cause us to lose customers, increase expenditures or reduce pricing, any of which could have a material adverse effect on our earnings.

THE ACTIONS OF THE UNITED STATES AGAINST TERRORISTS AND THE COUNTRIES IN WHICH THEY LIVE OR OPERATE COULD LEAD TO MORE TERRORIST ATTACKS AT HOME OR ABROAD, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS.

     On September 11, 2001, the United States suffered substantial terrorist attacks and, as a result, initiated retaliatory action against the terrorists and the countries which harbor, finance and otherwise support them. Consumers may be less likely to purchase luxury items, such as our jewelry products, during times of such political, economic and social uncertainty, which would harm our sales revenue. Further, armed conflicts and political instability overseas may impair our ability to obtain gold, diamonds and other precious and semiprecious metals and stones from foreign countries, potentially increasing our cost of goods sold.

OUR RESULTS OF OPERATIONS HAVE BEEN AND MAY CONTINUE TO BE SIGNIFICANTLY AFFECTED BY A DOWNTURN IN GENERAL ECONOMIC CONDITIONS.

     Jewelry is a luxury item and as a result, recent adverse trends in the general economy, such as decreases in employment levels, wages and salaries, have affected sales of our jewelry. Historically, consumers spend less money on luxury items, such as jewelry, during periods of declining economic activity. Also, negative developments in local economic conditions, such as plant closings, industry slowdowns and employment cutbacks, may affect sales of our jewelry. We depend on customer traffic at the power strip centers and malls where our stores are located. Reductions in consumer spending due to weaker economic conditions have affected and may continue to negatively affect our net sales.

     A majority of our customers use credit (either from us or another consumer credit source) to purchase jewelry from us. When there are adverse trends in the general economy or increases in interest rates, fewer consumers use credit. General economic trends also affect our credit operations. The downturn in the general economy and the economic conditions in the markets in which we operate have affected our ability to collect outstanding credit accounts receivable, and could continue to do so if such conditions persist.

OUR BUSINESS IS HIGHLY SEASONAL, WHICH MAY CAUSE SIGNIFICANT FLUCTUATIONS IN OUR RESULTS.

     Our first fiscal quarter, which ends in December, has historically been the strongest quarter of the year in terms of net sales and operating income. Any substantial disruption of holiday season shopping or other events which affect our first quarter results could have a material adverse effect on our profitability for the whole year. Our quarterly results of operations also may fluctuate significantly as a result of a variety of factors, including:

     - the timing of new store openings;

     - net sales contributed by new stores;

     - actions of competitors;

     - timing of certain holidays;

     - changes in our merchandise; and

     - general economic, industry and weather conditions that affect consumer spending.

Additionally, if for any reason our sales fall below those normally expected for our first quarter, our stock price may fall during our second quarter after we announce our first quarter results of operations.

FLUCTUATIONS IN THE AVAILABILITY, PRICES AND QUALITY OF OUR MERCHANDISE MAY AFFECT OUR RESULTS OF OPERATIONS.

     We primarily sell jewelry made of gold and diamonds and, to a lesser extent, other precious and semiprecious metals and stones. The prices of these materials have been, and we expect for them to continue to be, subject to significant volatility. Further, the supply and price of diamonds are significantly influenced by a single entity, DeBeers Consolidated Mines Ltd. of South Africa. We do not maintain long-term inventories or otherwise hedge against fluctuations in the cost of gold or diamonds. A significant increase in the price of gold and diamonds could adversely affect our sales and gross margins.

     Our supply of diamonds comes primarily from South Africa, Botswana, Zaire, Russia and Australia. Changes in the social, political or economic conditions in one or more of these countries could have an adverse effect on our supply of diamonds. Any sustained interruption in the supply of diamonds from these producing countries could result in price increases for available diamonds and adversely affect our product costs and, as a result, our earnings.

     Our merchandising strategy also depends upon our ability to find and maintain good relations with a few choice vendors. We compete with other jewelry retailers for access to vendors who will provide us with the quality and quantity of merchandise necessary to operate our business. In fiscal 2001, our top five suppliers accounted for approximately 37% of our total purchases and no single vendor accounted for more than 10% of our total purchases. Although we believe that alternate sources of supply are available, the abrupt loss of any of our vendors or a decline in the quality or quantity of merchandise supplied by our vendors could cause significant disruption in our business as we substitute vendors.

     A substantial portion of the merchandise we sell is carried on a consignment basis prior to sale or is otherwise financed by vendors, thereby reducing our direct capital investment in inventory. The percentage of our total inventory that was carried on consignment for fiscal 1999, 2000 and 2001 (based on the inventory levels at the end of each period) was 31.8%, 34.0% and 33.0%, respectively.

The willingness of vendors to enter into such arrangements may vary substantially from time to time based on a number of factors, including the merchandise involved, the financial resources of vendors, interest rates, availability of financing, fluctuations in gem and gold prices, inflation, our financial condition and a number of economic or competitive conditions in the jewelry business or the economy. Any change in these relationships could have a material adverse effect on our results of operations or financial condition. See "Business -- Purchasing and Inventory Control."

INSTANCES OF LITIGATION RELATING TO THE SALE OF CREDIT INSURANCE HAVE INCREASED IN THE RETAIL INDUSTRY AND OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THIS LITIGATION.

     States' Attorneys General and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in all of our stores and encourage the purchase of credit insurance products in connection with sales of merchandise on credit. While we believe we are in full compliance with applicable laws and regulations, similar litigation could be brought against us. If we were found liable, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement, either of which could have a material adverse effect on our results of operations and stock price. Also, an adverse judgment or any negative publicity associated with credit insurance litigation pending against us could affect our reputation and this could have a negative impact on sales of our jewelry and credit insurance products.

OUR CREDIT AND INSURANCE BUSINESS MAY BE ADVERSELY AFFECTED BY CHANGES IN LAWS AND REGULATIONS GOVERNING OUR BUSINESS.

     The operation of our credit and insurance business subjects us to substantial regulation relating to disclosure and other requirements upon origination, servicing, debt collection and particularly upon the amount of finance charges we can impose. Any adverse change in the regulation of consumer credit could adversely affect our net sales and cost of goods sold. For example, new laws or regulations could limit the amount of interest or fees we charge on consumer loan accounts, or restrict our ability to collect on account balances, which could have a material adverse effect on our earnings.

     Federal and state laws and regulations also impact the various types of insurance that we offer. We operate in many jurisdictions and are subject to the complex rules and regulations of each jurisdiction's insurance department. These rules and regulations may undergo periodic modifications and are subject to differing statutory interpretations, which could make compliance more difficult and more costly.

     Compliance with existing and future laws or regulations could require us to make material expenditures, including in connection with training personnel, or otherwise adversely effect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines, additional licensing expenses or the revocation of our licenses to sell insurance in these jurisdictions, any of which could have an adverse effect on our results of operations and stock price. See also
"Business -- Government Regulation."

THE FUTURE OF OUR CREDIT BUSINESS IS UNCERTAIN, WHICH MAY CAUSE SIGNIFICANT FLUCTUATIONS IN OUR OPERATING RESULTS.

     Approximately 53% of our net merchandise sales are on credit. Our credit programs allow our customers to purchase more expensive and larger quantities of our merchandise, which enables our stores to have higher average sales. A decrease in credit sales could have a material adverse effect on our earnings by lowering our net sales. Also, credit sales lead to more frequent contact and better personal relationships with the approximately 75% of our credit customers who choose to make in-store installment payments. As a result, a decrease in credit sales could reduce traffic in our stores and lower our revenues.

     We adhere to strict credit application guidelines in determining whether our customers qualify for credit. During a downturn in general economic conditions, as we are currently experiencing, or local economic developments such as plant closings, fewer of our customers may qualify for credit, and we may suffer a higher rate of non-payment, either of which could have a material adverse affect on our business, financial condition or results of operations. As we expand our store base into new markets, we obtain new credit accounts, which present a higher risk than our mature credit accounts since these new customers do not have an established credit history with us. Since it takes time to evaluate the creditworthiness and payment patterns of our new customers, we may experience initial uncertainty in our credit portfolio. Also, since we conduct our collection procedures at the store level, our collection efforts are decentralized and may become more difficult to monitor as our store base grows. Difficulties we may encounter in maintaining the currency of our credit accounts could result in a material adverse effect on our earnings.

     We use a computer credit scoring process to determine whether a credit applicant should be approved for a credit account and if so the credit limit which should be applied to the account. The computer credit scoring process relies on a computer model, which we revise from time to time. If our computer credit scoring process fails to accurately analyze the credit risk of applicants due to a computer failure or errors in the model, our credit losses may be greater than anticipated.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER OR OTHER KEY PERSONNEL COULD SIGNIFICANTLY HARM OUR BUSINESS.

     Our management and operations depend on the skills and experience of our senior management team, including our Chief Executive Officer, Bradley J. Stinn. We believe that our ability to successfully implement our growth strategies depends on the continued employment of our senior management team. The loss of Mr. Stinn or a significant number of other senior officers could hurt us materially. We do not currently have employment agreements or non-competition agreements with, or key-man life insurance for, any senior officer, including Mr. Stinn.

YOUR STOCK VALUE MAY BE ADVERSELY AFFECTED BECAUSE ONLY HOLDERS OF OUR CLASS B COMMON STOCK MAY VOTE ON CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL AND BECAUSE OF THE CONCENTRATED OWNERSHIP OF OUR CLASS B COMMON STOCK.

     Holders of our Class B common stock have the right to elect up to 75% of our directors and can control the outcome of all other issues decided by our stockholders, including major corporate transactions. Phillip E. Cohen controls our Class B common stock through his ownership of MS Jewelers Corporation, the general partner of MS Jewelers Limited Partnership, which owns our Class B common stock. Holders of our Class A common stock have the right to elect at least 25% of our directors. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. Mr. Cohen can transfer his Class B common stock and its voting rights to a third party, subject to certain limitations. Following this offering, if Mr. Cohen were to convert his Class B common stock into Class A common stock, he would control approximately 6.5% of the Class A common stock. Some potential investors may not like this concentration of control and the price of our Class A common stock may be adversely affected. Further, Mr. Cohen's control of us may also discourage offers by third parties to buy us or to merge with us or reduce the price that potential acquirers may be willing to pay for our Class A common stock.

FUTURE SALES OF OUR CLASS A COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

     Sales of a substantial number of shares of our Class A common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our Class A common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. As of December 29, 2001, we had 13,328,545 shares of Class A common stock outstanding and 1,196,283 shares of Class B common stock outstanding. The shares of Class B common stock may be converted on a one-for-one basis into shares of Class A common stock and sold into the public market at any time. In addition, 1,440,463 shares of Class A common stock and 209,774 shares of Class B common stock are issuable upon the exercise of options outstanding as of December 29, 2001. The shares of Class A common stock to be issued upon the conversion of the Class B common stock or the exercise of options, and the shares of Class A common stock sold in this offering will generally be freely tradable in the public market, unless such shares are held by our affiliates or are subject to the lock-up agreements described below.

     As a group, our executive officers and directors and MS Jewelers Limited Partnership beneficially own an aggregate of 612,682 shares of Class A common stock, 1,196,283 shares of Class B common stock, 620,840 options to purchase Class A common stock that are immediately exercisable and 209,774 options to purchase Class B common stock that are immediately exercisable and have agreed with the underwriters not to sell or otherwise transfer any shares of Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for Class A common stock or Class B common stock for 90 days after the date of this prospectus supplement. As of May 7, 2002, all of these shares will be eligible for sale, subject in most cases to the volume and manner of sale limitations imposed by Rule 144 of the Securities Act. Sales of a large number of any of these shares could have an adverse effect on the market price of our Class A common stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934. We intend for forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. The forward-looking statements are contained principally in this prospectus and the information incorporated by reference into this prospectus and in the sections of this prospectus supplement entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "intends," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements.

     These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus supplement in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement or the accompanying prospectus.

     You should read this prospectus supplement, the accompanying prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which the prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information. becomes available in the future.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of 3,750,000 shares of our Class A common stock will be approximately $32.0 million ($37.0 million if the underwriters exercise their over-allotment option in full) after deducting underwriting discounts and commissions and estimated offering expenses.

     We expect to use the net proceeds from this offering to provide capital for:

     - refinancing our credit facility;

     - repaying other indebtedness that we may from time to time incur;

     - continuing financial support of our affiliate, Crescent Jewelers, which may include a guarantee of their indebtedness or a direct investment, or a combination of these and other methods of financial support;

     - financing future acquisitions that we may from time to time consider, including a possible acquisition of Crescent; and

     - general working capital, including funds for new store openings and expenses associated with relocating our corporate headquarters, distribution center and vault.

     Our $67.5 million senior secured revolving credit facility will mature on September 15, 2002. Borrowings under the credit facility bear interest at either the federal funds rate plus 0.5%, the prime rate or, at our option, the eurodollar rate plus an applicable margin ranging from 1.00% to 1.75%. At February 4, 2002, $63.5 million was outstanding under the facility. During the first quarter of fiscal 2002, borrowings under the facility accrued interest in a range from 3.69% to 5.80%. For a further description of our credit facility you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in this prospectus supplement.

     Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

COMMON STOCK PRICE

     We have two classes of common stock -- Class A common stock and Class B common stock. Our Class A common stock is traded on the Nasdaq National Market under the symbol "FRDM" and began trading publicly on October 14, 1993. There is no established public trading market for our Class B common stock. The following table sets forth the quarterly high and low last sales prices per share of our Class A common stock as reported by the Nasdaq Stock Market for the periods shown.

                                                               HIGH     LOW
                                                              ------   -----
FISCAL YEAR ENDED SEPTEMBER 30, 2000
  First Quarter.............................................  $ 8.50   $5.88
  Second Quarter............................................  $ 7.88   $5.38
  Third Quarter.............................................  $ 7.06   $4.94
  Fourth Quarter............................................  $ 6.00   $4.88
FISCAL YEAR ENDED SEPTEMBER 29, 2001
  First Quarter.............................................  $ 5.25   $4.00
  Second Quarter............................................  $ 8.00   $4.56
  Third Quarter.............................................  $12.15   $5.53
  Fourth Quarter............................................  $11.08   $6.01
FISCAL YEAR ENDING SEPTEMBER 28, 2002
  First Quarter.............................................  $ 9.67   $7.05
  Second Quarter (through February 5, 2002).................  $11.10   $8.50

     As of February 5, 2002, the closing price per share on the Nasdaq National Market was $10.11.

HOLDERS

     As of December 29, 2001, there were approximately 70 holders of record of our Class A common stock and two holders of record of the Class B common stock. We estimate that there are approximately 2,300 beneficial owners of our Class A common stock.

DIVIDEND POLICY

     We paid a dividend of $.0175 per share of Class A common stock and Class B common stock for the first fiscal quarter of fiscal 2002. In fiscal 2001, we paid a dividend of $0.015 per share of Class A common stock and Class B common stock in each of the first two fiscal quarters and $0.0175 per share in each of the last two fiscal quarters. In fiscal 2000, we paid a dividend of $.0125 per share of Class A common stock and Class B common stock in each of the first two fiscal quarters and $.015 per share in each of the last two fiscal quarters.

     Future dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements and operating and financial condition, among other factors, at the time any such dividends are considered. Our ability to pay dividends in the future is restricted by our credit facility, which prescribes certain income and asset tests that affect the amount of any dividend payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 29, 2001,
(i) on an actual basis, and (ii) on an as adjusted basis to reflect our sale of 3,750,000 shares of Class A common stock in this offering at $9.50 per share and our application of the net proceeds of such sale to repay amounts outstanding under our credit facility, after deducting underwriting discounts and commissions and estimated offering expenses, one of the possible uses of proceeds described under "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Selected Consolidated Financial and Operating Data included elsewhere in this prospectus supplement and should be read in conjunction with such Selected Consolidated Financial and Operating Data. You should also read this table together with the section of this prospectus supplement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              AS OF DECEMBER 29, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Debt, including current portion:
  Bank debt, Crescent Jewelers..............................  $  103,471   $  103,471
  Bank debt, Friedman's and current capital lease
     obligation(1)..........................................      28,348          555
  Long term bank debt, Friedman's...........................           0            0
  Long term capital lease obligation........................         929          929
                                                              ----------   ----------
     Total debt.............................................     132,748      104,955
Stockholders' equity:
  Preferred stock, $.01 par value per share, 10,000 shares
     authorized, and none issued............................           0            0
  Class A common stock, $.01 par value per share, 25,000,000 shares authorized; 13,328,545 and 17,078,545 issued and
     outstanding, actual and as adjusted, respectively(2)...         133          171
  Class B common stock, $.01 par value per share, 7,000,000
     shares authorized; 1,196,283 issued and outstanding....          12           12
  Additional paid-in capital................................     119,055      150,983
  Retained earnings.........................................     122,720      122,720
  Stock purchase loans......................................      (1,095)      (1,095)
                                                              ----------   ----------
     Total stockholders' equity.............................     240,825      272,791
                                                              ----------   ----------
       Total capitalization.................................  $  373,573   $  377,746
                                                              ==========   ==========

---------------

(1) At February 4, 2002, we had $63.5 million outstanding under our credit facility, and at January 21, 2002, we had $600,000 of current capital lease obligation.

(2) Excludes 1,440,463 shares of Class A common stock issuable upon the exercise of options outstanding as of December 29, 2001, at a weighted average exercise price of $10.73 per share, and 1,406,057 shares of Class A common stock issuable upon the conversion of 1,406,057 shares of and options to purchase Class B common stock.

     This table assumes no exercise of the underwriters' option to purchase up to 562,500 additional shares of Class A common stock to cover over-allotments.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The statement of income and balance sheet data for fiscal years ended September 30, 1997 through September 29, 2001 below were derived from our audited Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus supplement.

                                                      FISCAL YEAR ENDED SEPTEMBER
                                  -------------------------------------------------------------------
                                     2001          2000          1999          1998          1997
                                  -----------   -----------   -----------   -----------   -----------
                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Net sales.....................  $   411,037   $   376,351   $   308,385   $   259,146   $   214,255
  Cost of goods sold, including
     occupancy, distribution and
     buying.....................      216,265       199,646       163,983       135,412       109,352
  Selling, general and
     administrative expenses....      160,941       133,316       110,665       100,506        71,127
  Depreciation and
     amortization...............       13,881         9,479         6,379         5,269         4,177
  Interest expense (income),
     net........................        2,511         2,388         1,421           874          (665)
                                  -----------   -----------   -----------   -----------   -----------
  Income before income taxes and
     minority interest..........       17,439        31,522        25,937        17,085        30,264
  Income tax expense............        6,584        11,849         9,454         6,491        11,498
  Minority interest.............       (1,374)          (31)           --            --            --
                                  -----------   -----------   -----------   -----------   -----------
  Net income....................  $    12,229   $    19,704   $    16,483   $    10,594   $    18,766
                                  ===========   ===========   ===========   ===========   ===========
  Basic earnings per share......  $      0.84   $      1.36   $      1.13   $      0.72   $      1.30
  Diluted earnings per share....  $      0.84   $      1.36   $      1.13   $      0.72   $      1.29
  Weighted average common shares
     outstanding -- basic.......   14,501,000    14,445,000    14,590,000    14,620,000    14,408,000
  Weighted average common shares
     outstanding -- diluted.....   14,531,000    14,445,000    14,590,000    14,762,000    14,539,000
OTHER OPERATING DATA:
  Number of stores (end of
     periods)...................          643           619           531           471           384
  Percentage increase in number
     of stores (end of
     periods)...................          3.9%         16.6%         12.7%         22.7%         27.6%
  Percentage increase (decrease)
     in comparable store
     sales(1)...................          2.0%          6.9%          8.7%         (1.1)%        (1.5)%
  Income from operations as a
     percentage of net sales....          4.9%          9.0%          8.9%          6.9%         13.8%
  Net income as a percentage of
     net sales..................          3.0%          5.2%          5.3%          4.1%          8.8%
BALANCE SHEET DATA:
  Accounts receivable, net......  $   132,695   $   122,168   $    97,780   $    85,900   $    74,410
  Inventories...................      136,520       122,828       113,095       105,586        78,683
  Working capital...............       53,628       196,260       167,390       175,865       124,963
  Total assets..................      451,317       319,655       274,263       267,547       221,786
  Total debt....................      169,499(2)      48,430       28,184        66,969        19,397
  Stockholders' equity..........      222,571       211,027       191,904       178,514       170,051
  Dividends paid................          942           794           363            --            --

---------------

(1) A new store becomes a comparable store in the first full month following the anniversary of the opening of such a store.

(2) Includes $60 million of Friedman's current bank debt, $297,000 of current capital lease obligation, $685,000 of long-term capital lease obligation and $108 million of Crescent Jewelers' current bank debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As used herein, the terms "fiscal 2001," "fiscal 2000" and "fiscal 1999" refer to our fiscal years ended September 29, 2001 and September 30, 2000 and 1999, respectively.

RESULTS OF OPERATIONS

     The following table sets forth certain percentage relationships based on our Consolidated Income Statements for the periods indicated.

                                                                FISCAL YEAR ENDED
                                                                    SEPTEMBER
                                                              ---------------------
                                                              2001    2000    1999
                                                              -----   -----   -----
Net sales...................................................  100.0%  100.0%  100.0%
Cost of goods sold, including occupancy, distribution and
  buying....................................................   52.6    53.1    53.2
Selling, general and administrative expenses................   39.1    35.4    35.9
Depreciation and amortization...............................    3.4     2.5     2.1
Interest expense............................................    0.6     0.6     0.5
                                                              -----   -----   -----
Income before income taxes and minority interest............    4.3     8.4     8.3
Income tax expense..........................................    1.6     3.2     3.0
Minority interest...........................................   (0.3)    0.0     0.0
                                                              -----   -----   -----
Net income..................................................    3.0%    5.2%    5.3%
                                                              =====   =====   =====

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

     Net sales increased 9.2% to $411.0 million in the fiscal year ended September 29, 2001, from $376.4 million in the fiscal year ended September 30, 2000. Sales growth resulted from a comparable store sales increase of 2.0% and the net addition of 24 new stores.

     Cost of goods sold, including occupancy, distribution and buying, increased 8.3% to $216.3 million for fiscal 2001 versus $199.6 million in fiscal 2000. As a percentage of net sales, cost of goods sold decreased to 52.6% in fiscal 2001 from 53.1% in fiscal 2000. The decrease as a percentage of net sales was primarily the result of a shift in our sales mix away from lower gross margin clearance merchandise as a percentage of total sales in fiscal 2001 versus fiscal 2000. We do not expect the decrease in cost of goods sold, including occupancy, distribution and buying as a percentage of net sales, to constitute a continuing material trend.

     Selling, general and administrative expenses increased 20.7% to $160.9 million for fiscal 2001 from $133.3 million in fiscal 2000. As a percentage of net sales, selling, general and administrative expenses increased to 39.1% in fiscal 2001 from 35.4% in fiscal 2000. Selling, general and administrative expenses in fiscal 2001 included a $4.2 million charge for the closing of 33 stores. The store closing charge principally consisted of the accrual of lease obligations and additional provision for anticipated write-offs of uncollectible accounts. As of September 29, 2001, 31 of the stores had been closed and the remaining two stores were expected to close by December 31, 2001. Payments on the lease obligations aggregated $181,000 and remaining accrued obligations were $1.4 million. Excluding this charge, selling, general and administrative expenses as a percentage of net sales increased to 38.1% in fiscal 2001 from 35.4% in fiscal 2000. This increase in selling, general and administrative expenses as a percentage of net sales in fiscal 2001 was primarily due to higher net charge-offs of customer credit accounts as compared to the prior year. Net charge-offs as a percentage of credit revenues were 19.0% for fiscal 2001 compared to 14.5% for fiscal 2000.

     Depreciation and amortization expenses increased 46.4% to $13.9 million in fiscal 2001 from $9.5 million in fiscal 2000. Depreciation and amortization expense as a percentage of net sales was 3.4% in fiscal 2001 compared to 2.5% in fiscal 2000. The increase in depreciation and amortization expense as a percentage of net sales was due primarily to a $0.7 million charge for the closing of 33 stores and a $1.5 million charge for impaired assets associated with our Internet joint venture. Excluding these charges, depreciation and amortization expense as a percentage of net sales increased to 2.9% in fiscal 2001 from 2.5% in fiscal 2000.

     Interest income from a related party increased to $2.6 million in fiscal 2001 compared to $2.4 million in fiscal 2000. Interest income consists primarily of payments we received from Crescent Jewelers related to our guarantee of Crescent's obligations under Crescent's credit facility. See "--Liquidity and Capital Resources." Interest expense increased to $5.1 million in fiscal 2001 compared to $4.8 million in fiscal 2000. As a percentage of net sales, interest expense decreased to 1.2% of net sales in fiscal 2001 from 1.3% in fiscal 2000. The fiscal 2001 increase in interest expense was due primarily to higher average outstanding borrowings on our line of credit.

     Income tax expense decreased 44.4% to $6.6 million in fiscal 2001 from $11.8 million in fiscal 2000. Our effective income tax rate decreased to 35.0% in fiscal 2001 from 37.6% in fiscal 2000.

     Net income decreased by 37.9% to $12.2 million in fiscal 2001 compared to $19.7 million in fiscal 2000, primarily as a result of increases in cost of goods sold, selling, general and administrative expenses which included a $4.2 million charge for store closings and depreciation and amortization expense which included a $2.2 million charge for impaired assets and interest expense. This decrease was partially offset by increases in net sales.

     Basic and diluted earnings per share decreased 38.2% to $0.84 in fiscal 2001 from $1.36 in fiscal 2000. Basic and diluted weighted average common shares outstanding increased 0.4% to 14,501,000 and 0.6% to 14,531,000, respectively, in fiscal 2001, compared to 14,445,000 for both basic and diluted weighted average common shares outstanding in fiscal 2000.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

     Net sales increased 22.0% to $376.4 million in the fiscal year ended September 30, 2000, from $308.4 million in the fiscal year ended September 30, 1999. Sales growth resulted from a comparable store sales increase of 6.9% and a net addition of 88 new stores.

     Cost of goods sold, including occupancy, distribution and buying, increased 21.7% to $199.6 million for fiscal 2000 versus $164.0 million in fiscal 1999. As a percentage of net sales, cost of goods sold decreased to 53.1% in fiscal 2000 from 53.2% in fiscal 1999, reflecting increased cost of goods sold offset by lower store occupancy costs.

     Selling, general and administrative expenses increased 20.5% to $133.3 million for fiscal 2000 from $110.7 million in fiscal 1999. As a percentage of net sales, selling, general and administrative expenses decreased to 35.4% in fiscal 2000 from 35.9% in fiscal 1999. This improvement in selling, general and administrative expenses as a percentage of net sales in fiscal 2000 was primarily due to lower net charge-offs of customer credit accounts as compared to the prior year. Net charge-offs as a percentage of credit revenues were 14.5% for fiscal 2000 compared to 16.6% for fiscal 1999.

     Depreciation and amortization expenses increased 48.6% to $9.5 million in fiscal 2000 from $6.4 million in fiscal 1999. Depreciation and amortization expense as a percentage of net sales was 2.5% in fiscal 2000 compared to 2.1% in fiscal 1999. The increase in depreciation and amortization expense as a percentage of net sales was due primarily to expenses associated with the implementation of new computer software placed into service on July 1, 1999, and store displays placed into service to support new merchandising programs and initiatives.

     Interest income from a related party decreased to $2.4 million in fiscal 2000 compared to $2.5 million in fiscal 1999. As a percentage of net sales, interest income from a related party decreased to 0.6% in fiscal 2000 compared to 0.8% in fiscal 1999. Interest income consists primarily of payments we received from Crescent Jewelers related to our guarantee of Crescent's obligations under Crescent's credit facility. See "-- Liquidity and Capital Resources." Interest expense increased to $4.8 million in fiscal 2000 compared to $3.9 million in fiscal 1999. As a percentage of net sales, interest expense remained unchanged at 1.3% of net sales in fiscal 2000 and fiscal 1999, respectively. The fiscal 2000 increase in interest expense was due primarily to higher average outstanding borrowings on our line of credit and an increase in our effective interest rate. The increase in the effective interest rate was caused primarily by an increase in interest rates generally charged by lenders throughout the economy. See "-- Liquidity and Capital Resources."

     Income tax expense increased 25.3% to $11.8 million in fiscal 2000 from $9.5 million in fiscal 1999. Our effective income tax rate increased to 37.6% in fiscal 2000 from 36.5% in fiscal 1999.

     Net income increased by 19.5% to $19.7 million in fiscal 2000 compared to $16.5 million in fiscal 1999, primarily as a result of increases in net sales and lower selling, general and administrative expenses as a percentage of net sales. The positive effect of those items on net income was partially offset by increases in depreciation and amortization expense, net interest expense and a higher effective income tax rate.

     Basic and diluted earnings per share increased 20.4% to $1.36 in fiscal 2000 from $1.13 in fiscal 1999. Basic and diluted weighted average common shares outstanding decreased 1.0% to 14,445,000 in fiscal 2000 from 14,590,000 in fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 2001, net cash provided by our operating activities was $0.3 million compared to net cash used in operating activities of $1.9 million during fiscal 2000 and net cash provided by operating activities of $29.6 million during fiscal 1999. For fiscal 2001, cash provided by operating activities was the result of earnings, offset by growth in accounts receivable and net inventory levels including accounts payable. For fiscal 2000, cash used in operating activities was the result of growth in accounts receivable and net inventory levels, including accounts payable, which was offset partially by improved earnings. For fiscal 1999, cash provided by operating activities was favorably impacted by improved earnings and lower net inventory levels, including accounts payable, offset slightly by an increase in customer accounts receivable. To the extent that we continue to expand rapidly, we will continue to experience significant increases in credit sales and related increases in customer accounts receivable as well as increases in inventories, which will likely result in a net use of cash from operations.

     Investing activities used cash of $11.4 million and $18.4 million in fiscal 2001 and fiscal 2000, respectively, compared to cash provided of $10.1 million in fiscal 1999. We opened 55 new stores in fiscal 2001 at a cost of approximately $8.2 million and invested $3.3 million in store re-modeling and store relocations. In fiscal 2000, we opened 99 new stores at a cost of approximately $11.0 million and invested $3.7 million in store remodeling and store relocations. In addition, we invested $2.5 million in store displays to support our merchandising programs and initiatives and $1.2 million on the implementation of our e-commerce web site. In fiscal 1999, at a cost of $2.2 million, we implemented a new enterprise-wide computer system. We also invested $11.5 million for the opening of 80 new stores in fiscal 1999. During fiscal 1999, we also were repaid $25.0 million we invested in Crescent in August 1996. During fiscal 1999, we also issued loans, maturing in 2003 and amounting to $1.2 million, to certain of our directors, officers and employees to purchase shares of our Class A common stock.

     Financing activities provided $11.1 million and $19.7 million in fiscal 2001 and fiscal 2000, respectively, compared to cash used of $38.9 million in fiscal 1999. During fiscal 2001, we had additional net bank borrowings of $11.9 million, primarily for new stores, and $0.9 million in dividend payments. During fiscal 2000, we increased bank borrowings by $20.2 million, primarily to finance new stores, launch our e-commerce web site and other capital spending, and paid dividends of $0.8 million. During fiscal 1999, we had bank borrowings of $38.8 million. At September 29, 2001, we had $7.2 million available under our $67.5 million senior secured revolving credit facility.

     On September 15, 1999, we entered into a three-year $67.5 million senior secured revolving credit facility. Borrowings under the credit facility bear interest at either the federal funds rate plus 0.5%, the prime rate or, at our option, the eurodollar rate plus an applicable margin ranging from 1.00% to 1.75%. The applicable margin is determined based on a calculation of the combined leverage ratio of us and Crescent Jewelers. The facility contains certain financial covenants and is secured by certain of our assets. At September 29, 2001, $60.3 million was outstanding under the facility, with interest accruing on such borrowings in a range from 5.6% and 6.5%.

     Our current plans are to have up to 680 stores in operation for the 2002 Christmas season. We estimate that the capital required to fund this expansion, principally to finance inventory, fixtures and leasehold improvements, is $8.0 million, and we intend to provide this amount with cash flow from operations and our revolving credit facility. Our credit facility matures on September 15, 2002. We believe that we will be able to refinance this facility prior to its expiration, and that we will have sufficient capital to fund our operations through the 2002 calendar year.

     In connection with the credit facility, we agreed to provide certain credit enhancements, including the support of $60 million of our eligible receivables and inventories, and to guarantee the obligations of Crescent under its $112.5 million senior secured revolving credit facility. The same bank group provides the credit facilities for both Crescent and us. In consideration for this guaranty, Crescent makes quarterly payments to us in an amount equal to 2% per annum of the outstanding obligations of Crescent under its credit facility during the preceding fiscal quarter. In further consideration of this guaranty, Crescent issued us a warrant to purchase 7,942,904 shares of Crescent's nonvoting Class A common stock, or approximately 50% of the capital stock of Crescent on a fully diluted basis, for an exercise price of $500,000.

     Crescent's bank facility requires the maintenance of certain levels of fixed charge coverage and limits certain capital and other nonrecurring expenditures. Some of these covenants are measured on a combined basis for Crescent and our company. During our fiscal 2001, Crescent violated two of these covenants as a result of its settlement of litigation in September 2001 and our third quarter loss. The lenders under the Crescent credit facility have waived these violations but the maturity of Crescent's debt has been advanced to March 31, 2002 from September 15, 2002.

     We are working with Crescent to pursue a variety of financing alternatives to replace Crescent's bank facility. Management believes the operations and net assets of Crescent have value in excess of the outstanding balance of the bank debt. Crescent's operating performance has improved since the bank facility was put into place, and our management expects that Crescent will maintain compliance with the terms of its bank facility through the March 2002 maturity date. Based on negotiations with alternative financing sources, we believe that Crescent will have replacement financing in place prior to the maturity date.

     We anticipate that a portion of Crescent's capital requirements will be satisfied by financial support of up to $112.5 million from us through a guarantee similar to the one we currently provide, a direct investment in equity or debt securities or some other form of financial support. Any such financial support provided to Crescent will be subject to the review and approval of a committee of our Board of Directors comprised of independent directors unaffiliated with Crescent. The independent directors comprising the committees that reviewed and approved our prior transactions with Cresent have, among other things, engaged financial advisors to assist in their review. The outside financial advisors have in some instances provided the committee with a valuation of aspects of the transaction or a fairness opinion relating to the transaction. The actions and obligations of the independent committee are governed by the laws of the State of Delaware, where we are incorporated, and the interpretations of that law by the Delaware courts. We are considering several financing alternatives of our own in order to facilitate any such financial support, including a refinancing or restructuring of our credit facility. Pending completion of the financings by us and by Crescent, Crescent's entire liability under its credit facility has been recorded in our Consolidated Balance Sheet along with a corresponding asset of equal amount.

SEASONALITY

     We have in the past experienced a well-defined seasonality in our business with respect to both net sales and profitability. Generally, we experience substantially increased sales volume in the days preceding major holidays, including Christmas, Valentine's Day and Mother's Day. Due to the impact of the Christmas shopping season, we experience the strongest results of operations in the first quarter of our fiscal year. If for any reason our sales were to fall below those normally expected for the first quarter, our annual results could be materially adversely affected. The seasonality of our business puts a significant demand on our working capital resources to provide for an inventory buildup for the Christmas season. Furthermore, the Christmas season typically leads to a seasonal buildup of customer receivables that are paid down during subsequent months. To the extent that our expansion program continues, however, it can be expected that increased levels of accounts receivable related to such expansion may affect the historical seasonal decline in customer receivables.

INFLATION

     The impact of inflation on our operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy and relative stability in the prices of diamonds, gemstones and gold. Substantially all of the leases for our retail stores located in malls provide for contingent or volume-related rental increases. In prior years, we have been able to adjust our selling prices to substantially recover increased costs. While inflation has not had, and we do not expect that it will have, a material impact upon operating results, there is no assurance that our business will not be affected by inflation in the future.

NEW ACCOUNTING STANDARDS

     We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on October 1, 2000. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. We do not employ any derivative instruments and, therefore, Statement 133 did not have an effect on our financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under the new rules, intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new standards. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for intangible assets beginning as of September 30, 2001. Application of the non-amortization provisions of the new standard to our tradename rights, which are currently amortized over fifteen years, is expected to result in an increase in net earnings of approximately $301,000 ($0.02 per share) per year. During fiscal 2002, we will perform the first of the required impairment tests of tradename rights. We are still assessing the impact of the new standard and have not yet determined what the effect of the impairment tests will be on our earnings and financial position.

                                    BUSINESS

     We are the third largest specialty retailer of fine jewelry in the United States, operating 645 stores in 20 states. We position ourselves as The Value Leader(R) by offering our customers competitive prices, a broad selection of quality merchandise and a high level of customer service. Our stores target 18-45 year-old consumers, a broad group that represents approximately 40% of the United States population. Overall, our store format, real estate strategy and customer service are designed to bring our target customers a neighborhood specialty store experience with the operations, technology and scale of a chain retailer.

     Since 1992, we have focused on building the Friedman's brand in each of the markets that we serve. We accomplished this by increasing our store base from 55 stores in fiscal 1992 to our current 645 stores, to become the largest specialty jewelry retailer in the 20 states in which we operate. We also used targeted and aggressive advertising to create what we believe is our unique identity as a fine jewelry retailer at value prices.

MERCHANDISING

     We tailor our merchandising strategy to better serve our customers and increase sales and inventory turnaround. We categorize each of our stores based on sales volume and customer purchasing preferences. With this information, we are able to provide each store with a merchandising plan designed for its market and create different versions of our advertising vehicles to support market specific demographics. Our merchandising plan for each type of store includes careful merchandise selection, with particular attention devoted to quality and price, and specific merchandise display instructions based on each store's market demographics. As a result of these efforts, we can provide our customers with a broad selection of quality merchandise tailored to their interests, and with our high in-stock rate, the items they desire are almost always available. Our merchandising strategy enables us to achieve faster inventory turnaround and increased product sales.

     Regardless of store type, our merchandising plans provide each of our stores with a wide variety of affordable jewelry products, including earrings, rings, necklaces, chains, watches and other fine jewelry for men and women. These items are made of yellow and white gold, platinum and silver and set with diamonds and other fine gemstones. Diamonds and gemstone jewelry account for the majority of our sales. Our stores offer a broad range of diamonds up to one carat and occasionally place special orders for larger diamonds. The gold jewelry we sell in our stores is primarily 10 and 14 karat.

ADVERTISING AND PROMOTIONS

     Through our advertising, we seek to position ourselves as The Value Leader(R) in the specialty retail fine jewelry business in the markets that we serve. Our principal advertising vehicles consist of direct mailings, signage and promotions within stores, television commercials, local and regional newspaper advertisements, advertising circulars and our web site. We believe that by increasing our market density in our major advertising markets, which is part of our overall growth strategy, we will enhance the efficiency of our advertising activities and lower our overall advertising costs on a per store basis.

     We design frequent special promotions, such as diamond remount events and clearance sales, to increase traffic through our stores and generate an urgency for customers to make purchases. For store grand openings, we have formulated a unique "work the town" advertising effort in which our Store Partners personally invite key local residents and businesses to attend.

PURCHASING AND INVENTORY CONTROL

     We purchase completed diamond, gemstone and gold jewelry, and watches from vendors in the United States and abroad. We also subcontract with jewelry finishers to set loose gems into rings and jewelry, using styles we select. We maintain a quality control program, with most of the finished items being inspected upon receipt at our distribution center in Savannah, Georgia. There, our inspectors can carefully examine the inventory to ensure that the quality and design are in accordance with our order and without being subject to influence by our vendors and their representatives. We return any defective shipments to the vendor and receive an appropriate charge-back against the purchase order. In fiscal 2001, our top five suppliers accounted for approximately 37% of our total purchases and no single vendor accounted for more than 10% of our total purchases. We believe that we are not reliant upon any one supplier or subcontractor, and we could replace any single supplier or subcontractor with a competing vendor without material difficulty.

     We use a sophisticated forecasting model to predict our inventory requirements and place orders with our vendors. We constantly revise this model based on actual sales results reported daily from our stores on an item-by-item basis. We ship inventory from our distribution center to our stores between one and three times per week, which has allowed us to maintain high in-stock rates in our stores.

OUR STORES

     As of December 29, 2001, we operated 645 stores in 20 states primarily in the Southeast, Midwest and Mid-Atlantic regions. Of this number, 425 were located in power strip centers and the remaining 220 were located in regional malls. The following table shows the total stores opened and closed for the fiscal periods shown:

                                                 1ST QTR.
AGGREGATE NUMBER OF STORES                         2002     2001   2000   1999   1998   1997
--------------------------                       --------   ----   ----   ----   ----   ----
Beginning of Period............................     643      619    531    471    384    301
Opened.........................................       7       55     99     80     95     90
Closed.........................................       5       31     11     20      8      7
                                                   ----     ----   ----   ----   ----   ----
Total at Period End............................     645      643    619    531    471    384
                                                   ----     ----   ----   ----   ----   ----
Percentage growth over prior period............      --      3.9%  16.6%  12.7%  22.7%  27.6%

     We seek to locate our stores in the best real estate locations in each particular market. In small rural areas, that location is typically the power strip center where discount retailers such as Wal-Mart or Target are the anchor tenant. In the typical power strip center, we locate our stores close to the anchor tenant, and near the specialty discount apparel and shoe stores. In our larger metropolitan markets we locate stores in regional malls, and we seek out the mall with the best overall consumer traffic. In the typical mall, we place our stores on the center court corners for high visibility and consumer traffic. All of our stores provide a welcoming environment with glass cases surrounding the perimeter of the store. We illuminate our stores with track lighting to best show off the brilliance of the jewelry in the cases. Our stores range in size from approximately 1,600 square feet in a power strip center store, to approximately 1,200 to 1,300 square feet in a mall store.

STORE OPERATIONS

     Each of our stores is operated under the direction of a Store Partner, a title that reflects our philosophy that each store should operate as an independent business unit to the greatest extent possible. Store Partners are responsible for the management of all store-level operations, including sales, credit extension and collection, and payroll and personnel matters. Each Store Partner is assisted by a staff, which includes an assistant manager and two to five sales associates, depending on the location of the store and the sales season. We determine merchandise selections, inventory management and visual merchandising strategies for each store at the corporate level. In addition to a salary, our Store Partners receive incentive compensation in the form of quotas and commissions.

     We operate a manager training and development program, which is one of our principal sources for future Store Partners. We provide sales associates with written manuals containing our policies and procedures and other training materials and on-site training. Fifty-five Senior Partners, each responsible for approximately 12 stores, and five District Partners, each responsible for approximately four stores, including their own, oversee the operations of our stores and evaluate the performance of the Store Partners. Senior Partners report to 14 Regional Vice Presidents, each responsible for approximately 40 to 60 stores, and four Division Presidents, each responsible for approximately 100 to 200 stores. Senior Partners, Regional Vice Presidents and Division Presidents interact on a daily basis with our senior management to review individual store performance. We believe that our decentralized store management structure enables senior management, Senior Partners, Regional Vice Presidents and Division Presidents to focus on our daily operating disciplines and the needs of our target customers while allowing us to continue expanding.

     We believe that the quality of our sales associates is a key to our success in the highly competitive jewelry industry. We seek to motivate our store employees by linking a substantial percentage of their compensation to store performance, specifically sales and cash flow, as well as by offering opportunities for promotion within our company. We also offer an employee stock purchase plan to substantially all of our employees.

CUSTOMER SERVICE

     For 80 years, we have been dedicated to providing quality customer service to our customers, who are primarily low to middle income consumers, ages 18 to
45. We offer our customers a flexible trade-in and 30-day return policy, a credit program for qualified purchasers, guaranteed trade-ins on all Friedman's diamond merchandise and numerous customer appreciation events throughout each year. Pursuant to our guidelines, Store Partners are primarily responsible for cultivating and maintaining relationships with customers. We believe that in the highly competitive retail jewelry industry, we cannot emphasize customer satisfaction enough and that our customer satisfaction program is an essential element in creating and maintaining successful customer relationships.

CREDIT OPERATIONS

     Our credit programs are an integral part of our business strategy. We generated approximately 53% of our net merchandise sales in fiscal 2001 through our proprietary credit program. Our credit customers are encouraged to make monthly payments in person at the store. In fiscal 2001, approximately 75% of our credit customers did so, and we averaged 10 in-person payments per day across our store base. This recurring credit traffic allows our sales associates to build personal relationships with our customer base and encourages additional purchases on a more frequent basis.

     To support our store-level credit program, we have developed a standardized scoring model and system for extending credit and collecting accounts receivable according to our strict credit disciplines. We process credit applications at each store, which provides customers access to convenient credit. Consistent with industry practice, we encourage the purchase of credit insurance products in connection with sales of merchandise on credit. We sell such products as an agent for a third-party insurance company and maintain a reinsurance contract with the insurance company.

     Our policy is generally to write-off in full any credit accounts receivable if no payments have been received for 120 days and any other credit accounts receivable, regardless of payment history, if judged uncollectible (for example, in the event of fraud in the credit application). We maintain an allowance for uncollectible accounts based in part on historical experience.

     The following table presents certain information related to our credit operations for the last five fiscal years:

                                    2001           2000           1999           1998         1997
                                 ----------     ----------     ----------     ----------   ----------
                                 (IN THOUSANDS, EXCEPT FOR INFORMATION RELATING TO CUSTOMER ACCOUNTS)
Revenues attributable to
  credit sales(1)...........      $257,782       $237,937       $199,965       $171,324     $145,703
Accounts receivable(2)......       147,440        135,682        108,642         95,972       82,678
Credit sales as a percentage
  of net merchandise
  sales.....................          52.8%          52.6%          53.7%          55.0%        56.9%
Receivable revenues(3)......      $ 59,797       $ 53,912       $ 42,759       $ 33,417     $ 27,156
Provision for doubtful
  accounts..................        50,304         36,571         33,942         29,767       22,892
Gross income before credit
  expenses..................         9,493         17,341          8,817          3,650        4,264
Gross yield before credit
  expenses(4)...............           6.1%          13.0%           7.8%           3.5%         4.9%
Active number of customer
  accounts..................       325,026        304,687        258,672        244,903      225,701
Balance per customer
  account(5)................      $    408       $    401       $    378       $    351     $    330
Average credit ticket.......           231            215            204            204          200
Average accounts
  receivable(6).............       156,324        133,030        113,383        103,609       87,406
Average monthly collection
  percentage................          11.4%          12.0%          12.0%          11.2%        11.1%
Net charge-offs as a
  percentage of net sales...          11.9%           9.1%          10.8%          10.8%        10.0%
Net charge-offs as a
  percentage of credit
  revenues..................          19.0%          14.5%          16.6%          16.3%        14.8%
Allowance for doubtful
  accounts as a percentage
  of accounts receivable....          10.0%          10.0%          10.0%          10.5%        10.0%
Accounts receivable greater
  than 90 days past
  due(7)....................           4.8%           5.8%           4.7%           7.1%         7.7%
Accounts receivable less
  than 30 days past
  due(7)....................          84.6%          85.6%          83.8%          80.5%        79.8%

---------------

(1) Revenues attributable to credit sales constitute merchandise sold pursuant to our proprietary credit program as well as earned finance charges, product warranties and credit insurance.

(2) Accounts receivable is stated net of unearned finance charges, diamond and gold bond product warranties and credit insurance as of fiscal year end.

(3) Receivable revenues equal the sum of finance charge income, insurance commissions and other credit revenues.

(4) Gross yield before credit expenses is reflected as a percentage of average accounts receivable, net of unearned finance charges, diamond and gold bond product warranties and credit insurance.

(5) Balance per customer account represents the average customer account balance as of end of September, net of allowance for doubtful accounts.

(6) Represents the average accounts receivable net of unearned revenues, outstanding during the fiscal year.

(7) Reported on a recency basis.

SYSTEMS AND CONTROLS

     Our management information systems utilize an IBM AS/400-based system and customized software that was specifically designed for the retail jewelry industry. The system allows supervisors and senior management to review and analyze sales and credit activity by store, amount of sale, terms of sale or employees who approved the sale. Our entire credit extension and collection process is automated, and our system maintains all customer data to facilitate future credit transactions. Utilizing our management information systems, senior management and regional supervisors can monitor each store's and each employee's productivity and performance. The systems automatically provide a daily reconciliation of a store's transactions so that Store Partners can investigate discrepancies on a timely basis. Overall, the systems provide information that enables us to monitor merchandise trends and variances in performance so that we can improve the efficiency in our inventory and personnel management.

     In fiscal 1999, we embarked on a long-term strategy to upgrade our information systems and financial controls. A retail enterprise software system was installed in fiscal 1999 that has enhanced our ability to plan, manage, allocate, control and distribute our inventories. Also in fiscal 1999, our general ledger system was upgraded. During fiscal 2001, Internet-connected personal computers were installed in every store, improving communication between management, vendors and the stores, resulting in efficiency improvements in the areas of credit, expense control and store promotions. We also implemented a new loss prevention software system in August 2001, which is tailored to a retail environment, enhancing the tools available for loss prevention activities. We are in the process of installing a new credit system, which will enhance efficiency and control and a web-based training program.

     In fiscal 2001, we began providing Crescent Jewelers with merchandising, inventory management and replenishment systems, accounting and systems support and certain other back office processing services. To accomplish this, we integrated information technology systems with Crescent and, as a result, Crescent's information systems and financial controls were upgraded.

COMPETITION

     The retail jewelry industry is highly competitive. We believe that the primary elements of competition in the industry are selection of merchandise offered, pricing, quality of sales associates, advertising, the ability to offer inhouse credit, store location and reputation. The ability to compete effectively is also dependent on volume purchasing capability, regional market focus, credit control and information systems.

     We are the sole retail jewelry store in most of the power strip centers in which we operate. However, our power strip center stores face competition from small, independent jewelers in the local area. We also face competition in power strip centers from catalog showrooms and discount retailers. We believe that our ability to offer greater breadth and depth of product selection, generally lower prices, more extensive advertising and promotion and proprietary customer credit programs provides us with a competitive advantage over these local jewelers.

     Our mall stores compete with major national jewelry chains, such as Zale Corporation, which includes the Zales, Gordon's and Piercing Pagoda operations; Sterling, Inc., which includes Kay Jewelers; Whitehall Jewelers, Inc; Helzberg's Diamond Shops, Inc.; regional jewelry chains; independent jewelers; and major department stores. Typically, more than one of these competitors are located in the same regional mall as our mall stores. In addition, some of our competitors have established non-mall based stores in major metropolitan areas that offer a large selection of jewelry products.

     We also compete with catalog showrooms, discount stores, direct suppliers, home-shopping television programs and jewelry retailers who make sales through Internet sites, as well as credit card companies and other providers of consumer credit. Certain of our competitors are substantially larger and have greater financial resources than we have. We also believe that we compete for consumers' discretionary spending dollars with retailers that offer merchandise other than fine jewelry. The foregoing competitive conditions may adversely affect our revenues, profitability and ability to expand.

CRESCENT JEWELERS

     Crescent Jewelers is a specialty retailer of fine jewelry based in Oakland, California, and as of September 29, 2001, operated a total of 155 stores in seven western states. We believe that Crescent Jewelers is strategically located in one of the largest and fastest growing markets in the United States, operating significantly more stores in the state of California than its nearest competitor.

     As part of our overall business strategy, we have maintained a strategic relationship with Crescent Jewelers since 1996. As part of this relationship, we and Crescent Jewelers entered into agreements under which we provide Crescent Jewelers with accounting and information technology support, along with certain other back office processing services. In addition, in partial consideration for credit enhancements we provided to Crescent Jewelers, we also received a warrant to purchase 50% of Crescent Jeweler's capital stock for $500,000. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources." As a result, we are able to focus on improving operations in our existing markets and believe that we are well-positioned to enter the west coast market in the future.

     Crescent Jewelers achieved net sales of $137.2 million for fiscal year ended July 28, 2001, compared to $133.5 million for fiscal 2000. For the five-month period ended December 29, 2001, net sales decreased 0.5% to $71.9 million from $72.2 million during the comparable period in 2000. During fiscal 2001, Crescent Jewelers opened six net stores.

     We are affiliated with Crescent Jewelers through common controlling ownership and executive management. Phillip E. Cohen controls Crescent Jewelers through his sole ownership of CJ Morgan Corp., the general partner of CJ Limited Partnership, which owns substantially all of the capital stock of Crescent Jewelers. In addition, Bradley J. Stinn serves as Chief Executive Officer and Victor M. Suglia serves as Chief Financial Officer of both Friedman's and Crescent Jewelers.

EMPLOYEES

     As of September 29, 2001, we had 4,028 employees.

GOVERNMENT REGULATION

     The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements upon our origination, servicing and enforcement of credit accounts. These laws include the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that may be charged by a credit provider, such as us, and also impose other restrictions on creditors (including restrictions on collection and enforcement) in consumer credit transactions. We periodically review our contracts and procedures for compliance with consumer credit laws with a view to making any changes required to comply with such laws. Failure on our part to comply with such laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in material compliance with such laws.

     Our sale of credit life, health and property and casualty insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that may be charged and also require licensing of certain of our employees. We believe we are in compliance in all material respects with all applicable laws and regulations relating to our insurance business.

                                   MANAGEMENT

     The following is biographical information for each of the members of our Board of Directors and our executive officers.

NAME                                      AGE                   POSITION
----                                      ---                   --------
Sterling B. Brinkley....................  49    Chairman of the Board of Directors
Bradley J. Stinn........................  42    Chief Executive Officer and Chairman of
                                                the Executive Committee of the Board of
                                                Directors
John E. Cay III.........................  57    Director
Robert W. Cruickshank...................  56    Director
David B. Parshall.......................  54    Director
Mark C. Pickup..........................  51    Director
Victor M. Suglia........................  46    Senior Vice President, Chief Financial
                                                Officer, Secretary, Treasurer
Douglas Anderson........................  52    President and Chief Operating Officer

     MR. BRINKLEY has served as our Chairman of the Board of Directors since July 1998. From February 1996 until June 1998, he served as Chairman of the Executive Committee of the Board of Directors of Friedman's Inc. Prior to that time, Mr. Brinkley served as our Chairman of the Board of Directors from August 1993 until January 1996. Mr. Brinkley also serves in the uncompensated position of Chairman of the Board of Directors of MS Jewelers. He also serves as a consultant to Morgan Schiff & Co., Inc., an affiliate of Friedman's Inc. He serves as a director of Crescent Jewelers, a retail jewelry chain and our affiliate, and as Chairman of the Board of EZCORP, Inc., a pawn shop chain and our affiliate. Mr. Brinkley also serves as the chairman of other private companies that are affiliates of Morgan Schiff & Co., Inc.

     MR. STINN has served as our Chief Executive Officer since September 1998 and has served as Chairman of the Executive Committee of the Board of Directors since July 1998. He has also served as our Chief Executive Officer from February 1996 until December 1997, and as Chairman of the Board of Directors from February 1996 until June 1998. Since June 1995, he has served as the Chairman of the Board of Directors and Chief Executive Officer of Crescent Jewelers Inc. Since May 1990, Mr. Stinn has served as a director of MS Jewelers Corporation, the general partner of MS Jewelers Limited Partnership, which owns 100% of the outstanding shares of our Class B common stock.

     MR. CAY has served on our Board of Directors since February 1997. He has been Chairman and Chief Executive Officer of Palmer & Cay, Inc., an insurance brokerage and employee benefit consulting company, since 1998. He served as President of Palmer & Cay from 1971 to 1997. Mr. Cay also serves as a director of National Services Industries.

     MR. CRUICKSHANK has served on our Board of Directors since August 1993. Since 1981, Mr. Cruickshank has been a consultant providing private clients with financial advice. Mr. Cruickshank is currently a director and chairman of the compensation committee of Calgon Carbon Corp. and a director of Hurco Inc.

     MR. PARSHALL has served on our Board of Directors since December 1993. Since April 1992, Mr. Parshall has been a Managing Director of Private Equity Investors, Inc., a company that purchases portfolios of private equities, including limited partnership interests and portfolios of direct investments. Mr. Parshall also serves as a director of Dolphin Management Inc. From 1976 to 1990, Mr. Parshall was successively an Associate, Vice President, Senior Vice President and Managing

Director of Lehman Brothers, and from August 1990 to March 1992, Mr. Parshall served as a Managing Director of the Blackstone Group, L.P., both investment banks.

     MR. PICKUP has served on our Board of Directors since August 1993. Mr. Pickup served as Vice Chairman of Crescent Jewelers, Inc. from December 1994 until February 1995 and served as President and Chief Executive Officer of Crescent Jewelers, Inc. from August 1993 to December 1994. From October 1992 until August 1993, Mr. Pickup served as the Senior Vice President and Chief Financial Officer for Crescent Jewelers. Mr. Pickup is also a director of EZCORP, Inc. Previously, for more than five years, Mr. Pickup held various positions with Ernst & Young LLP, leaving in October 1992, at which time he was a Partner in its San Francisco, California office.

     MR. SUGLIA has served as our Senior Vice President and Chief Financial Officer since June 1997, and as our Treasurer and Secretary since November 1997. Since September 1999, Mr. Suglia has also served as the Chief Financial Officer of Crescent Jewelers. Prior to joining us, Mr. Suglia was Vice President and Corporate Controller for Saks Holdings, Inc., the holding company of Saks Fifth Avenue, from 1991 to 1997.

     MR. ANDERSON has served as our President and Chief Operating Officer since September 2001. Prior to joining us, Mr. Anderson was a private consultant from 1998 until August 2001. From 1997 until 1998, Mr. Anderson was Chief Executive Officer of Thorn America, Inc., operator of Rent-A-Center Stores. Prior to that time, Mr. Anderson held various other executive positions for Thorn Group from 1990 to 1997, including Chief Executive Officer of Thorn Europe and Chief Executive Officer of Thorn, United Kingdom, both operators of rental and retail stores. Prior to joining Thorn, Mr. Anderson was President and Chief Executive Officer for Brookstone Company for nine years. Mr. Anderson currently serves as a director of RTO Enterprises, Inc. (Toronto).

                                STOCK OWNERSHIP

     Based solely upon information furnished to us, the following table sets forth certain information with respect to the beneficial ownership of our Class A and Class B common stock as of December 31, 2001 by (i) each person who is known by us to beneficially own more than five percent of either the Class A common stock or the Class B common stock, (ii) each of our directors, (iii) our chief executive officer and our next two most highly compensated executive officers whose salary and bonus for fiscal 2001 exceed $100,000, and (iv) all officers and directors as a group.

                                           SHARES OF CLASS A           SHARES OF CLASS B
                                             COMMON STOCK                COMMON STOCK             PERCENTAGE OF
                                       -------------------------   -------------------------   CLASS A AND CLASS B
NAME AND ADDRESS OF BENEFICIAL OWNER    NUMBER     PERCENTAGE(1)    NUMBER     PERCENTAGE(1)     COMMON STOCK(1)
------------------------------------   ---------   -------------   ---------   -------------   -------------------
MS Jewelers Limited Partnership(2)...         --          --       1,196,283        100%               8.2%
  MS Jewelers Corporation
  Phillip Ean Cohen
  350 Park Avenue
  New York, New York 10022
FJI(3)...............................    987,338         7.4%             --         --                6.8%
  Friedman's Jewelers, Inc.
  Friedman's Jewelers, Inc., Anniston
  Friedman's Jewelers, Inc.,
  Greenville
  Friedman's Jewelers, Inc., Marietta
  Friedman's Jewelers, Inc.,
  Oglethorpe
  Stanley Jewelers, Inc.
  Post Office Box 9925
  Savannah, Georgia 31412
Merrill Lynch & Co., Inc.(4).........    672,400         5.0%             --         --                4.6%
  On behalf of Merrill Lynch Asset
  Management Group
  World Financial Center, North Tower
  250 Vesey Street
  New York, NY 10381
Dimensional Fund Advisors Inc.(5)....  1,012,500         7.6%             --         --                7.0%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
FMR Corp.(6).........................  1,343,700        10.1%             --         --                9.3%
  Edward C. Johnson III
  82 Devonshire Street
  Boston, Massachusetts 02109
Becker Capital Management, Inc.(7)...  1,236,390         9.3%             --         --                8.5%
  1211 SW Fifth Avenue, Suite 2185
  Portland, Oregon 97204
Bradley J. Stinn(8)(9)...............    582,980         4.2%        209,774       17.5%               5.5%
Sterling B. Brinkley(10).............    458,094         3.4%             --         --                3.2%
Robert W. Cruickshank(11)............     23,066         0.2%             --         --                0.2%
David B. Parshall(12)................     11,755         0.1%             --         --                0.1%
Mark C. Pickup(13)...................     16,359         0.1%             --         --                0.1%
John E. Cay III(14)..................     67,618         0.5%             --         --                0.5%
Douglas Anderson.....................      5,700         0.0%             --         --                0.0%
Victor M. Suglia(15).................     67,950         0.5%                                          0.5%
Paul G. Leonard(16)..................     88,094         0.7%             --         --                0.6%
All executive officers and directors
  as a group (9 persons)(17).........  1,321,616         9.4%        209,774       17.5%              10.5%

---------------

  *  Less than 1%

 (1) Except as indicated in the footnotes set forth below, the persons named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. The numbers of shares shown include shares that are not currently outstanding but which certain stockholders are entitled to acquire or will be entitled to acquire within 60 days from December 31, 2001, upon the exercise of stock options. Such shares are deemed to be outstanding for the purpose of computing the percentage of Class A or Class B common stock, as the case may be, owned by the particular stockholder and by the group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) MS Jewelers Corporation is the general partner of MS Jewelers Limited Partnership and has the sole right to vote the shares of Class B common stock and to direct their disposition. Mr. Cohen is the sole stockholder of MS Jewelers Corporation.

 (3) Based on a Schedule 13G filed with the SEC on February 14, 2000.

 (4) Based on a Schedule 13G filed with the SEC on February 4, 2000.

 (5) Based on a Schedule 13G filed with the SEC on February 2, 2001.

 (6) Based on a Schedule 13G filed with the SEC on February 13, 2001. Of the shares reported, Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 1,343,700 shares. Edward C. Johnson III and FMR Corp., through its control of Fidelity, each have sole power to dispose of the 1,343,700 shares. Neither has the sole power to vote or direct the voting of the shares.

 (7) Based on a Schedule 13G filed with the SEC on January 30, 2001.

 (8) Shares of Class B common stock owned by Mr. Stinn are owned indirectly through his ownership of options to purchase limited partnership interests in MS Jewelers Limited Partnership. He has no right to vote or to direct the disposition of these shares.

 (9) Includes 5,100 shares of Class A common stock held by or on behalf of Mr. Stinn's children, 765 shares of Class A common stock held by Mr. Stinn's wife and options to purchase 393,600 shares of Class A common stock.

(10) Includes options to purchase 153,600 shares of Class A common stock.

(11) Includes options to purchase 5,660 shares of Class A common stock.

(12) Includes 300 shares of Class A common stock held in trust for Mr. Parshall's children and options to purchase 5,660 shares of Class A common stock.

(13) Includes options to purchase 5,660 shares of Class A common stock.

(14) Includes options to purchase 9,660 shares of Class A common stock and 17,500 shares of Class A common stock held by Palmer & Cay, Inc.

(15) Includes options to purchase 47,000 shares of Class A common stock.

(16) Includes options to purchase 67,000 shares of Class A common stock.

(17) Includes 209,774 shares of Class B common stock held by Mr. Stinn indirectly through ownership of options to purchase limited partnership interests in MS Jewelers Limited Partnership, and options to purchase 687,840 shares of Class A common stock.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below. ABN AMRO Rothschild LLC, McDonald Investments Inc. and Wedbush Morgan Securities Inc. are acting as representatives for the underwriters. The underwriting agreement provides for each underwriter to purchase the number of shares of Class A common stock shown opposite its name below, subject to the terms and conditions of the underwriting agreement. The underwriters' obligations are several, which means that each underwriter is required to purchase the specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
ABN AMRO Rothschild LLC.....................................    2,250,000
McDonald Investments Inc. ..................................    1,125,000
Wedbush Morgan Securities Inc. .............................      375,000
                                                                ---------
Total.......................................................    3,750,000
                                                                =========

     This is a firm commitment underwriting, which means that the underwriters have agreed to purchase all of the shares offered by this prospectus supplement if they purchase any shares (other than those covered by the over-allotment option described below). The underwriting agreement provides that if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

     The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters may offer some of the shares to selected securities dealers at the public offering price less a concession of $0.28 per share. The underwriters may also allow, and these dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

     We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriters to purchase a maximum of 562,500 additional shares of Class A common stock from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to each underwriter's initial commitment reflected in the foregoing table.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. The fees to be paid by us are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                                NO EXERCISE    FULL EXERCISE
                                                                -----------    -------------
Per share...................................................    $     0.47      $     0.47
Total.......................................................    $1,762,500      $2,026,875

     We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.9 million.

     Friedman's Inc. and each of our directors and officers and MS Jewelers Limited Partnership, one of our stockholders, have agreed that, subject to certain exceptions described below, during the period beginning from the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, they will not offer, sell, contract to sell or otherwise dispose of any Class A common stock of Friedman's Inc. or any securities which are convertible into or exchangeable for, or that represent the right to receive Class A common stock, in each case without the prior written consent of ABN AMRO Rothschild LLC. Friedman's Inc. can, however, without the consent of ABN AMRO Rothschild LLC, issue and sell Class A common stock pursuant to an employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this prospectus supplement and may issue Class A common stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement. Our officers and directors and MS Jewelers Limited Partnership can make gifts, pledge or assign shares of Class A common stock or securities which are convertible into or exercisable or exchangeable for shares of Class A common stock without the consent of ABN AMRO Rothschild LLC to donees, pledgees or assignees that agree to be bound by similar agreements limiting their ability to dispose of such securities.

     The rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities under the rules:

          Stabilizing transactions -- The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum and may discontinue these bids or purchases at any time.

          Over-allotment and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus supplement. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

          Penalty bid -- The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim selling concessions allowed to an underwriter, if the underwriters repurchase shares originally sold by that underwriter in transactions to cover syndicate short positions, in stabilization transactions or otherwise.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Any of these activities may cause the market price of our Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions.

     LaSalle Bank, N.A., an affiliate of ABN AMRO Rothschild LLC, is a lender under our credit facility. Our credit facility is described in the section of this prospectus supplement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." From time to time, certain of the underwriters and affiliates thereof have provided, and may continue to provide, other investment banking services to us and our affiliates.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make to satisfy any such liabilities.

                                 LEGAL MATTERS

     Alston & Bird LLP, New York, New York will pass upon the validity of the common stock offered in this offering and certain other legal matters on behalf of Friedman's. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters in connection with this offering on behalf of the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at September 29, 2001 and September 30, 2000, and for each of the three years in the period ended September 29, 2001, as set forth in their report. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                FRIEDMAN'S INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Income Statements for the Years Ended
     September 29, 2001 and September 30, 2000 and 1999.....    F-2
  Consolidated Balance Sheets at September 29, 2001 and
     September 30, 2000.....................................    F-3
  Consolidated Statements of Stockholders' Equity for the
     Years Ended September 29, 2001 and September 30, 2000
     and 1999...............................................    F-4
  Consolidated Statements of Cash Flows for the Years Ended
     September 29, 2001 and September 30, 2000 and 1999.....    F-5
  Notes to Consolidated Financial Statements................    F-6
  Report of Independent Auditors............................    F-18
FINANCIAL STATEMENT SCHEDULE
  Schedule II -- Valuation and Qualifying Accounts..........    F-19

     All other schedules have been omitted, as they are not required under the related instructions, are inapplicable, or because the information required is included in the financial statements.

                                FRIEDMAN'S INC.

                         CONSOLIDATED INCOME STATEMENTS
     FOR THE YEARS ENDED SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000 AND 1999

                                                             2001       2000       1999
                                                           --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
Net Sales                                                  $411,037   $376,351   $308,385
Operating Costs and Expenses:
  Cost of goods sold, including occupancy, distribution
     and buying                                             216,265    199,646    163,983
  Selling, general and administrative                       160,941    133,316    110,665
  Depreciation and amortization                              13,881      9,479      6,379
                                                           --------   --------   --------
Income from operations                                       19,950     33,910     27,358
Interest income from related party                           (2,569)    (2,421)    (2,489)
Interest expense                                              5,080      4,809      3,910
                                                           --------   --------   --------
Income before income taxes and minority interest             17,439     31,522     25,937
Income tax expense                                            6,584     11,849      9,454
Minority interest                                            (1,374)       (31)        --
                                                           --------   --------   --------
Net income                                                 $ 12,229   $ 19,704   $ 16,483
                                                           ========   ========   ========
Earnings per share -- basic                                $   0.84   $   1.36   $   1.13
                                                           ========   ========   ========
Earnings per share -- diluted                              $   0.84   $   1.36   $   1.13
                                                           ========   ========   ========
Weighted average shares -- basic                             14,501     14,445     14,590
Weighted average shares -- diluted                           14,531     14,445     14,590

See accompanying notes.

                                FRIEDMAN'S INC.

                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000

                                                                 2001         2000
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                                 EXCEPT SHARE AND
                                                                  PER SHARE DATA)
ASSETS
Current Assets:
  Cash                                                         $    468     $    459
  Accounts receivable, net of allowance for doubtful
     accounts of $14,745 in 2001 and $13,514 in 2000            132,695      122,168
  Inventories                                                   136,520      122,828
  Deferred income taxes                                           3,002        3,105
  Other current assets                                            7,690        5,187
                                                               --------     --------
     Total current assets                                       280,375      253,747
Equipment and improvements, net                                  54,495       56,420
Tradename rights, net                                             5,022        5,493
Receivable from Crescent Jewelers                               108,208           --
Other assets                                                      3,217        3,995
                                                               --------     --------
     TOTAL ASSETS                                              $451,317     $319,655
                                                               ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                             $ 46,288     $ 41,715
  Accrued liabilities and other                                  11,645       15,772
  Bank debt, Crescent Jewelers                                  108,208           --
  Bank debt, Friedman's and capital lease obligations            60,606           --
                                                               --------     --------
     Total current liabilities                                  226,747       57,487
Long term bank debt, Friedman's                                      --       48,430
Long term capital lease obligation                                  685           --
Deferred income taxes and other                                   1,257        2,221
Minority interest in equity of subsidiary                            57          490
COMMITMENTS AND CONTINGENCIES (NOTE 9)
Stockholders' Equity:
  Preferred stock, par value $.01, 10,000,000 shares
     authorized and none issued                                      --           --
  Class A common stock, par value $.01, 25,000,000 shares
     authorized, 13,322,655 and 13,271,207 issued and
     outstanding at September 29, 2001 and September 30,
     2000, respectively                                             133          133
  Class B common stock, par value $.01, 7,000,000 shares
     authorized, 1,196,283 issued and outstanding                    12           12
  Additional paid-in-capital                                    119,011      118,767
  Retained earnings                                             104,540       93,290
  Stock purchase loans                                           (1,125)      (1,175)
                                                               --------     --------
     Total stockholders' equity                                 222,571      211,027
                                                               --------     --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $451,317     $319,655
                                                               ========     ========

See accompanying notes.

                                FRIEDMAN'S INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     FOR THE YEARS ENDED SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000 AND 1999

                                   CLASS A              CLASS B
                                COMMON STOCK          COMMON STOCK      ADDITIONAL               STOCK
                             -------------------   ------------------    PAID-IN     RETAINED   PURCHASE
                               SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     EARNINGS    LOANS      TOTAL
                             ----------   ------   ---------   ------   ----------   --------   --------   --------
                                            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balance at September 30,
  1998                       13,442,167    $134    1,196,283    $12       119,889    $ 58,479   $     --   $178,514
Retirement of Class A
  common stock pursuant to
  tradename acquisition        (250,000)     (2)          --     --        (1,623)         --         --     (1,625)
Issuance of Class A common
  stock under the Employee
  Stock Purchase Plan            31,360      --           --     --           254          --         --        254
Stock purchase loans                 --      --           --     --            --          --     (1,200)    (1,200)
Issuance of Class A common
  stock for services              2,600      --           --     --            23          --         --         23
Dividends declared
  ($0.05/share)                      --      --           --     --            --        (545)        --       (545)
Net income                           --      --           --     --            --      16,483         --     16,483
                             ----------    ----    ---------    ---      --------    --------   --------   --------
Balance at September 30,
  1999                       13,226,127     132    1,196,283     12       118,543      74,417     (1,200)   191,904
Issuance of Class A common
  stock under the Employee
  Stock Purchase Plan            37,618       1           --     --           179          --         --        180
Stock purchase loan
  payments                           --      --           --     --            --          --         25         25
Issuance of Class A common
  stock for services              7,462      --           --     --            45          --         --         45
Dividends declared
  ($0.0575/share)                    --      --           --     --            --        (831)        --       (831)
Net income                           --      --           --     --            --      19,704         --     19,704
                             ----------    ----    ---------    ---      --------    --------   --------   --------
Balance at September 30,
  2000                       13,271,207     133    1,196,283     12       118,767      93,290     (1,175)   211,027
Issuance of Class A common
  stock under the Employee
  Stock Purchase Plan            44,996      --           --     --           200          --         --        200
Stock purchase loan
  payments                           --      --           --     --            --          --         50         50
Issuance of Class A common
  stock for services              5,452      --           --     --            37          --         --         37
Dividends declared
  ($0.0675/share)                    --      --           --     --            --        (979)        --       (979)
Employee stock options
  exercised                       1,000      --           --     --             7          --         --          7
Net income                           --      --           --     --            --      12,229         --     12,229
                             ----------    ----    ---------    ---      --------    --------   --------   --------
Balance at September 29,
  2001                       13,322,655    $133    1,196,283    $12      $119,011    $104,540   $ (1,125)  $222,571
                             ==========    ====    =========    ===      ========    ========   ========   ========

                                FRIEDMAN'S INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     FOR THE YEARS ENDED SEPTEMBER 29, 2001 AND SEPTEMBER 30, 2000 AND 1999

                                                             2001       2000       1999
                                                           --------   --------   --------
                                                               (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income                                               $ 12,229   $ 19,704   $ 16,483
  Adjustments to reconcile net income to cash provided by
     (used in) operating activities:
     Depreciation and amortization                           13,881      9,479      6,379
     Provision for doubtful accounts                         50,304     36,571     33,942
     Minority interest in loss of consolidated subsidiary    (1,374)       (31)        --
     Deferred taxes                                            (585)       885     (1,314)
     Changes in assets and liabilities:
       Increase in accounts receivable                      (60,831)   (60,959)   (45,822)
       Increase in inventories                              (13,692)    (9,734)    (7,509)
       Increase in other assets                              (1,725)      (623)    (3,079)
       Increase in accounts payable and accrued
          liabilities                                         2,081      2,768     30,475
                                                           --------   --------   --------
       NET CASH PROVIDED BY (USED IN) OPERATING
          ACTIVITIES                                            288     (1,940)    29,555
INVESTING ACTIVITIES:
  Additions to equipment and improvements                   (11,473)   (18,383)   (13,651)
  Notes receivable from related party                            --         --     25,000
  Re-payments of (loans for) employee stock purchases            50         25     (1,200)
                                                           --------   --------   --------
       Net cash (used in) provided by investing
          activities                                        (11,423)   (18,358)    10,149
FINANCING ACTIVITIES:
  Bank borrowings (payments) under credit agreements         11,879     20,249    (38,785)
  Proceeds from employee stock purchases and options
     exercised                                                  207        226        277
  Payment of cash dividend                                     (942)      (794)      (363)
                                                           --------   --------   --------
       NET CASH PROVIDED BY (USED IN) FINANCING
          ACTIVITIES                                         11,144     19,681    (38,871)
                                                           --------   --------   --------
INCREASE (DECREASE) IN CASH                                       9       (617)       833
Cash, beginning of year                                         459      1,076        243
                                                           --------   --------   --------
Cash, end of year                                          $    468   $    459   $  1,076
                                                           ========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  CASH PAID FOR:
  Interest                                                 $  3,139   $  4,796   $  4,064
                                                           ========   ========   ========
  Income taxes                                             $ 10,081   $ 11,101   $  5,625
                                                           ========   ========   ========

See accompanying notes.

                                FRIEDMAN'S INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 29, 2001

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Friedman's Inc. (the "Company") is a retailer of fine jewelry operating 643 stores in 20 states. The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant inter-company accounts have been eliminated.

FISCAL YEAR

     The Company's fiscal year consists of 52 or 53 weeks ending the Saturday closest to September 30.

REVENUE RECOGNITION

     Revenue related to merchandise sales is recognized at the time of sale, reduced by a provision for returns. Finance charges, product warranties and credit insurance revenue are recognized ratably over the term or estimated term of the related contracts. The Company periodically reviews the estimated term of product warranties. In the quarter ended July 1, 2000, the Company adjusted the estimated term of product warranty revenue based on actual trends and experience. The effect of this adjustment increased warranty revenue by $1.6 million in fiscal 2000. Finance charge and credit service revenues aggregating $35.8 million, $34.5 million and $30.8 million in 2001, 2000 and 1999, respectively, have been classified as a reduction of selling, general and administrative expenses in the accompanying income statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

     A substantial portion of merchandise sales are made under installment contracts due in periodic payments over periods generally ranging from three to 24 months. The accounts are stated net of unearned finance charges, product warranties and credit insurance of $17,981,000 and $19,144,000 at September 29, 2001 and September 30, 2000, respectively. Consistent with industry practice, amounts which are due after one year, are included in current assets and totaled $12,480,000 and $11,639,000 at September 29, 2001 and September 30, 2000,
respectively.

     Credit approval and collection procedures are conducted at each store, under Company guidelines, to evaluate the credit worthiness of the Company's customers and to manage the collection process. The Company generally requires down payments on credit sales and offers credit insurance to its customers, both of which help to minimize credit risk. The Company believes it is not dependent on a given industry or business for its customer base and, therefore, has no significant concentration of credit risk.

                                FRIEDMAN'S INC.

     The Company maintains allowances for uncollectible accounts. These reserves are estimated based on historical experience, the composition of outstanding balances, trends at specific stores and other relevant information. The Company's policy is generally to write-off in full any credit account receivable if no payments have been received for 120 days and any other credit accounts receivable, regardless of payment history, if judged uncollectible (for example, in the event of fraud in the credit application or bankruptcy).

     The Company does not require separate collateral to secure credit purchases made by its customers, but it does retain a security interest in the purchased item

MERCHANDISE INVENTORIES

     Inventories are stated at the lower of weighted average cost or estimated market value.

ADVERTISING COSTS

     Advertising costs are charged against operations when the corresponding advertising is first run. Amounts expensed were $22,858,000, $19,512,000 and $15,412,000 for the years ended September 29, 2001, September 30, 2000 and September 30, 1999, respectively. The amount of prepaid advertising at September 2001 and 2000 was $1,772,000 and $689,000, respectively.

STORE OPENING AND CLOSING COSTS

     Store opening costs are expensed when incurred. Store closing costs, consisting of fixed asset impairment charges and accruals for remaining lease obligations, are estimated and recognized in the period in which the Company makes the decision that a store will be closed. The stores are closed shortly thereafter. Indicators of impairment generally do not exist with respect to the Company's property and equipment except in circumstances of store closings and with respect to the assets of the Company's internet joint venture.

     During fiscal 2001, the Company recorded store closing expenses of $4.2 million and impairment charges of $2.2 million. The store closing expenses related to the closing or planned closing of 33 stores and principally consisted of the accrual of lease obligations and additional provisions for anticipated write-offs of uncollectible accounts. The impairment charges consisted of $0.7 million related to the store closings and $1.5 million related to the write down of impaired assets utilized in the Company's internet joint venture.

     As of September 29, 2001, 31 of the stores had been closed and the remaining two stores were expected to close by December 31, 2001. Payments on the lease obligations aggregated $181,000 and remaining accrued obligations were $1.4 million.

DEPRECIATION AND AMORTIZATION

     Depreciation of equipment is provided using the straight-line method over the estimated useful lives ranging from five to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Acquired trade name rights are amortized using the straight-line method over fifteen years.

                                FRIEDMAN'S INC.

RETIREMENT SAVINGS PLAN

     The Company has a defined contribution Retirement Savings Plan (the "Plan") under Section 401(k) of the Internal Revenue Code. Employees at least 21 years of age who have completed one year of service with 1,000 hours or more are eligible to participate in the Plan. Employees elect contribution percentages between 1% and 15% of annual compensation, as well as the investment options for their contributions. The Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's salary contributed to the Plan. Company matching contributions to the Plan for the fiscal years ended September 2001, 2000 and 1999 were $306,000, $253,000 and $207,000, respectively. Employee contributions are 100% vested while Company contributions are vested according to a specified scale based on years of service.

STOCK-BASED COMPENSATION

     The Company accounts for employee stock options under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, the Company does not record compensation expense for stock option grants when the exercise price of the option equals or exceeds the market price of the Company's Common Stock on the date of grant.

INCOME TAXES

     Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting and income tax purposes, both measured by applying tax rates expected to be in place when the differences reverse. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The reported amounts in the balance sheets at September 29, 2001 and September 30, 2000, respectively, for cash, accounts receivable, accounts payable, and long-term debt approximate fair value due to the short term nature of the financial instruments and the variable interest rate on debt.

EARNINGS PER SHARE

     Basic earnings per common share excludes any dilutive effect of options, warrants and convertible securities. The dilutive effect of the Company's stock options is included in diluted earnings per common share. The dilutive effect in fiscal 2001 increased the diluted weighted shares outstanding by 30,000. There was no dilutive effect in fiscal 2000 and fiscal 1999. Certain options outstanding during each of the following years and their related exercise prices were not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the shares and, therefore, the effect would be antidilutive: 2001 - 1,248 shares and 2000 - 875,513 shares at prices ranging from $5.63 to $21.75.

RECLASSIFICATIONS

     Certain balances as of September 30, 2000 and 1999 have been reclassified to conform to the current year financial statement presentation.

                                FRIEDMAN'S INC.

NEW ACCOUNTING STANDARDS

     The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") on October 1, 2000. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company does not employ any derivative instruments and, therefore, Statement 133 did not have an effect on the Company's financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". Under the new rules, intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the new standards. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for intangible assets beginning September 30, 2001. Application of the non-amortization provisions of the new standard to the Company's tradename rights, which are currently amortized over fifteen years, is expected to result in an increase in net earnings of approximately $301,000 ($0.02 per share) per year. During Fiscal 2002, the Company will perform the first of the required impairment tests of tradename rights. The Company is still assessing the impact of the new standard and has not yet determined what the effect of the impairment tests will be on the earnings and financial position of the Company.

2. FINANCING ARRANGEMENTS

COMMON STOCK

     The Company has two classes of Common Stock, Class A and Class B. The Class B Common Stock elect 75% of the directors and vote without Class A Common Stock participation on all other matters required to be submitted to a vote of the stockholders. Each share of Class B Common Stock is convertible, at any time, at the option of the holder into one share of Class A common stock. Upon the conversion of all shares of Class B Common Stock, each Class A Common Stock is entitled to one vote on all matters submitted to the stockholders.

BANK LINE OF CREDIT AGREEMENT

     The Company's credit facility (the "Credit Facility") with a syndicated group of banks provides for borrowings on 65% of eligible receivables and 50% of eligible inventories up to $67,500,000, through September 15, 2002, with a possible expansion of the credit line up to $75,000,000. Borrowings under the Credit Facility bear interest at either the federal funds rate plus 0.5%, the prime rate or, at the Company's option, the Eurodollar rate plus applicable margin ranging from 1.00% to 1.75%. The applicable margin is determined based on a calculation of the combined leverage ratio of the Company and Crescent Jewelers ("Crescent"), an affiliate of the Company. As discussed in Note 6, Crescent violated certain covenants under its debt agreement with several banks. In connection with the banks waiving compliance, the maturity of the debt was advanced to March 2002. The weighted average interest rate on the Credit Facility outstanding at September 29, 2001 and September 30, 2000 were 5.78% and 8.39%, respectively. As of September 29, 2001 and September 30, 2000, $60.3 million and $48.4 million were outstanding under the Credit Facility, respectively.

     Borrowings under the Credit Facility are secured by certain of the Company's assets, including inventory and accounts receivable. The agreement contains certain financial covenants, and limits

                                FRIEDMAN'S INC.

mergers and acquisitions, certain capital transactions, asset dispositions and the incurrence of additional indebtedness.

     During fiscal 2001, the Company entered into a capital lease for certain software and computer hardware that expires in June 2004. The future minimum lease payments required under the capital lease are $296,000, $326,000 and $359,000 for the fiscal years ended September 2002, 2003 and 2004, respectively.

3. EQUIPMENT AND IMPROVEMENTS

     Equipment and improvements, at cost, consist of the following (in thousands):

                                                                   SEPTEMBER
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Store and office equipment                                    $ 49,521   $ 45,017
Leasehold improvements                                          33,774     31,596
Computer equipment and implementation costs                     12,613     11,104
                                                              --------   --------
Total equipment and improvements                                95,908     87,717
Less accumulated depreciation and amortization                 (41,413)   (31,297)
                                                              --------   --------
Total net equipment and improvements                          $ 54,495   $ 56,420
                                                              ========   ========

4. ACCRUED AND OTHER LIABILITIES

     Accrued and other liabilities consist of the following (in thousands):

                                                                  SEPTEMBER
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
Accrued compensation and related expenses                     $ 3,454   $ 4,069
Other                                                           8,191    11,703
                                                              -------   -------
Total                                                         $11,645   $15,772
                                                              =======   =======

5. LONG-TERM INCENTIVE PROGRAM

     During fiscal 1995, the Board of Directors approved agreements which provide incentive compensation to the Chairman of the Board and the Chief Executive Officer and Chairman of the Executive Committee based on growth in the price of the Company's Common Stock. Both of the executives were advanced $1,500,000 evidenced by a recourse promissory note due in 2004 and bearing interest at the minimum rate allowable for federal income tax purposes. The incentive features of the loans provide that: (i) as long as the executives are employed by the Company on the date on which interest is due on the loans, such interest will be forgiven; (ii) a percentage of the outstanding principal of the loans will be forgiven upon the attainment of certain targets for the price of the Company's Class A common stock, as indicated below, provided that the executives are employed by the Company on the date that the stock price target is attained; and (iii) the Company will pay any personal tax effects due as the result of such forgiveness of interest and principal. The

                                FRIEDMAN'S INC.

stock price targets and related forgiveness percentages for each remaining year of the incentive program are noted in the following table:

                                     YEARS 6-10
------------------------------------------------------------------------------------
                                                              % OF REMAINING BALANCE
STOCK PRICE TARGET                                                   FORGIVEN
------------------                                            ----------------------
$32.50                                                                  50%
 37.50                                                                  60%
 45.00                                                                  70%
 52.50                                                                  80%
 60.00                                                                 100%

     Attainment of the stock price target is based on the average closing price of the Class A common stock on the Nasdaq National Market for ten consecutive trading days. The stock price targets specified will be adjusted proportionally to reflect any stock split, reverse stock split, recapitalization or other similar event. In addition, in the event of the death or disability of either or both of the Executives, or a Change in Control of the Company (as defined in the loan agreements), the remaining principal amount and accrued interest will be forgiven. Upon forgiveness of principal under either such loan, the Company incurs compensation expense as of the date of the respective forgiveness.

     The Company incurred expense of $139,000, $177,000 and $155,000 for the forgiveness of interest and related taxes on the loans for the fiscal years ended September 2001, 2000 and 1999, respectively.

     Interest was calculated at the minimum rates allowable for federal income tax purposes of 4.98%, 6.24% and 5.45% for the fiscal years ended September 2001, 2000 and 1999, respectively.

     Through September 29, 2001, the principal amount of each loan had been reduced by $750,000 by attainment of stock price targets. None of the stock price targets were attained in the three year period ended September 29, 2001.

6. RELATED PARTY TRANSACTIONS

     During fiscal 2001, 2000 and 1999, the Company paid $400,000 to Morgan Schiff, an affiliate of the Company, pursuant to a Financial Advisory Services Agreement (the "Agreement"). Morgan Schiff and the Company are affiliated through common controlling ownership. Pursuant to the Agreement, Morgan Schiff provides the Company with certain financial advisory services with respect to capital structure, business strategy and operations, budgeting and financial controls, mergers and acquisitions, and other similar transactions. The Agreement has a term of one year with an automatic renewal unless either party terminates by written notice. The Company has agreed to indemnify Morgan Schiff against any losses associated with the Agreement.

     The Company and Crescent Jewelers are affiliated through common controlling ownership and have certain common officers and directors. In connection with Crescent's 1999 revolving syndicated bank facility, the Company agreed to provide certain credit enhancements, including the support of $60 million of the Company's eligible receivables and inventories, and to guarantee Crescent's obligations to the banks which amounted to $108 million at September 29, 2001. In consideration for these enhancements and guarantees, Crescent pays the Company a quarterly fee equal to 2% per

                                FRIEDMAN'S INC.

annum of outstanding borrowings and was issued a warrant to acquire 50% of the capital stock of Crescent (on a fully diluted basis) for nominal consideration.

     Among other provisions, Crescent's bank facility requires the maintenance of certain specified levels of fixed charge coverage and limits certain capital and other nonrecurring expenditures. Some of these covenants are measured on a combined basis for Crescent and the Company. During fiscal 2001, Crescent violated two of these covenants as a result of a settlement of litigation in September 2001 and Friedman's third quarter loss. The banks have waived these violations and the maturity of Crescent's debt has been advanced to March 31, 2002. Management expects that Crescent will maintain compliance with the terms of its bank facility through the March 2002 maturity date.

     The Company is working with Crescent to pursue financing alternatives to replace Crescent's bank facility. Based on discussions with lenders and typical lending criteria, the Company anticipates that Crescent will restructure or replace its revolving credit facility by March 31, 2002. In connection with this anticipated refinancing, the Company believes that a portion of Crescent's capital requirement will be satisfied by financial support of up to $112.5 million from the Company. Management believes that this financial support will be in the form of a continuation of the guarantee, a direct investment in equity or debt securities or some other form of financial support. The Company is considering several financing alternatives of its own to facilitate such financial support, including a refinancing or restructuring of the Company's credit facility. Based on discussions with lenders and typical lending criteria, the Company anticipates that it will complete the necessary financing by March 31, 2002.

     Pending completion of the financings by the Company and by Crescent, Crescent's entire liability to the bank group has been recorded in the accompanying balance sheet along with a corresponding asset of equal amount. In Management's opinion, the asset is fully recoverable based on Crescent's cash flows and the estimated fair value of a corresponding investment in Crescent. Such estimated fair value has been determined under an investment value methodology based on the Company's warrant to purchase 50% of Crescent's capital stock and Friedman's acquisition strategy.

     Condensed financial information for Crescent is presented in the following table (in thousands):

                                                                          AS OF
                                                              -----------------------------
                                                              JULY 28, 2001   JULY 31, 2000
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets                                                  $ 96,312        $ 90,969
Total assets                                                     115,182         108,719
Current liabilities, excluding bank debt                          21,933          14,540
Bank debt                                                        109,361         102,994
Net shareholders' deficiency                                     (16,112)         (8,815)

                                FRIEDMAN'S INC.

                                                                   FOR THE YEAR ENDED
                                                              -----------------------------
                                                              JULY 28, 2001   JULY 31, 2000
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
OPERATING DATA:
Net sales                                                       $137,205        $133,462
Loss before extraordinary gain(1)                                 (7,297)         (2,098)
Operating income                                                   6,094           9,535
Operating income before litigation settlement                      9,594           9,535
Cash flow from operating activities                               (1,945)        (20,329)

(1) The loss for 2001 includes a litigation settlement of $3.5 million and the write-down of an investment in an internet joint venture of $1.4 million. The 2001 amounts also include changes in accounting estimates of $2.8 million principally relating to a reduction in the reserve for bad debts and an increase in certain amounts capitalized in inventory. The loss before extraordinary gain for 2000 excludes an extraordinary gain on the restructuring of debt of $41.9 million.

     During fiscal 2000, the Company entered into agreements licensing Crescent to use certain trademarks owned by the Company, to provide Crescent with merchandising, inventory management and replenishment systems, accounting and systems support and certain other back office processing services and to provide Crescent with integration services for new information technology systems at Crescent. These agreement were effective in October 2000. The Company charged $1.0 million in fiscal 2001 for these services, which has been recorded as a reduction of Selling, general and administrative expenses.

     In the fiscal 1999, the Company incurred costs of $1.0 million for services provided by Morgan Schiff in connection with the refinancing, the purchase warrant and the guarantee of Crescent's debt.

     During fiscal year 1999, the Company made a stock purchase loans aggregating $1.2 million to certain directors, officers and employees of the Company. Such loans extend for five years and the bear interest at 5%. The loans have been classified as a reduction in stockholders' equity in the accompanying financial statements.

7. STOCK PLANS

STOCK OPTION PLAN

     The Company maintains the 1999 Long-Term Incentive Plan ("LTIP") that provides for the granting of incentive stock options to officers and key employees up to a maximum of 1,000,000 shares of Class A Common Stock. Prior to the adoption of the LTIP, the Company maintained several other plans which have since been discontinued, although options remain outstanding under them. Incentive stock options are granted at the greater of the Class A Common Stock's fair market value at the grant date or at the Company's book value at grant date, as determined by the Board of Directors. All options have a 10-year term and vest over three years.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations which measures compensation cost using the intrinsic value method of accounting for its stock options. Accordingly, the Company does not recognize compensation cost based upon the fair value method of accounting as provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS No. 123"). If the Company had elected to recognize compensation cost based

                                FRIEDMAN'S INC.

on the fair value of the options granted beginning in fiscal year 1996, as prescribed by SFAS No. 123, net income would have been reduced to the pro forma amounts indicated in the table below:

                                                               2001      2000      1999
                                                              -------   -------   -------
Net income -- as reported                                     $12,229   $19,704   $16,483
Net income -- pro forma                                        11,281    17,755    14,674
Basic earnings per share -- as reported                       $  0.84   $  1.36   $  1.13
Basic earnings per share -- pro forma                         $  0.78   $  1.23   $  1.01

     Because the above pro forma amounts only include options granted beginning in fiscal year 1996, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation method with the following assumptions:

                                                               2001       2000       1999
                                                             --------   --------   --------
Expected dividend yield                                          1.00%      0.60%      0.50%
Risk-free interest rate                                          5.68%      5.92%      6.02%
Expected life of options                                     10 years   10 years   10 years
Expected stock price volatility                                 0.645      0.582      0.517

     A summary of the activity under the stock option plan is as follows:

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                OPTIONS     EXERCISE PRICE
                                                              OUTSTANDING     PER SHARE
                                                              -----------   --------------
September 30, 1998                                             1,006,913         14.32
Granted                                                          135,500         13.09
Canceled                                                        (317,000)       (15.34)
                                                               ---------       -------
September 30, 1999                                               825,413         13.74
Granted                                                           51,100         10.23
                                                               ---------       -------
September 30, 2000                                               876,513       $ 13.72
Granted                                                          700,050          7.82
Canceled                                                        (126,500)       (13.50)
Exercised                                                         (1,000)        (6.75)
                                                               ---------       -------
September 29, 2001                                             1,449,063       $ 10.90
                                                               =========       =======

     The weighted average fair value per share of options granted during the year ended September 29, 2001, September 30, 2000 and September 30, 1999 was $4.81, $10.23 and $5.04, respectively. Shares available for future grant were 293,250 and 347,277 at September 29, 2001 and September 30, 2000.

     At September 29, 2001, the weighted average contractual life of options outstanding is 5.6 years and options to purchase 908,663 shares are exercisable with a weighted average exercise price of $12.09. There were 1,240,723 options outstanding with exercise prices ranging from $5.63 to $15.00 with a weighted average exercise price of $9.69 and weighted average remaining contractual life of

                                FRIEDMAN'S INC.

5.9 years and there were 208,340 options outstanding with exercise prices ranging from $16.13 to $21.75 with a weighted average exercise price of $17.35 and a weighted remaining contract life of 3.7 years.

EMPLOYEE STOCK PURCHASE PLAN

     The Company maintains an Employee Stock Purchase Plan (the "Plan") in accordance with Section 423 of the Internal Revenue Code. Substantially all employees are eligible to participate in the Plan and each employee may purchase up to $25,000 of Class A Common Shares during each calendar year at market price less a discount of approximately 15%.

8. INCOME TAXES

     The provision for income taxes for the years ended September consists of the following (in thousands):

                                                               2001     2000      1999
                                                              ------   -------   -------
Current:
Federal                                                       $6,825   $ 9,980   $ 9,308
State                                                            344       984     1,460
                                                              ------   -------   -------
                                                               7,169    10,964    10,768
Deferred                                                        (585)      885    (1,314)
                                                              ------   -------   -------
                                                              $6,584   $11,849   $ 9,454
                                                              ======   =======   =======

     Income tax expense reconciled to the amount computed at statutory rates for the years ended September is as follows (in thousands):

                                                               2001     2000      1999
                                                              ------   -------   ------
Federal tax at statutory rate                                 $6,042   $10,552   $8,514
State income taxes (net of federal income tax benefit)           218       686      830
Other, net                                                       324       611      110
                                                              ------   -------   ------
                                                              $6,584   $11,849   $9,454
                                                              ======   =======   ======

                                FRIEDMAN'S INC.

     Significant components of the Company's deferred tax assets and liabilities at September are as follows (in thousands):

                                                               2001     2000
                                                              ------   ------
Deferred tax assets:
  Allowance for doubtful accounts                             $1,372   $1,602
  Accrued liabilities                                          1,529      411
  Deferred revenue                                             1,715    1,907
  Other                                                           15        0
                                                              ------   ------
  Total deferred tax assets                                    4,631    3,920
Deferred tax liabilities:
  Equipment and improvements                                   1,884    1,616
  Inventories                                                    450      311
  Other                                                          509      790
                                                              ------   ------
  Total deferred tax liabilities                               2,843    2,717
                                                              ------   ------
Net deferred tax asset                                        $1,788   $1,203
                                                              ======   ======

9. COMMITMENTS AND CONTINGENCIES

     The Company's principal leases are for store facilities and expire at varying dates during the next 10 years. In addition to fixed minimum rentals, many of the leases provide for contingent rentals based upon a percentage of store sales above stipulated amounts. Future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

YEARS ENDED SEPTEMBER
---------------------
2002                                                          $20,329
2003                                                           16,165
2004                                                           11,895
2005                                                            7,629
2006                                                            3,834
  Subsequent years                                              5,085
                                                              -------
  Total                                                       $64,937
                                                              =======

     Total rent expense for all leases is as follows (in thousands):

                                                                 YEARS ENDED SEPTEMBER
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
Minimum rentals                                               $28,160   $25,733   $21,565
Contingent rentals                                                334       404       401
                                                              -------   -------   -------
Total rent                                                    $28,494   $26,137   $21,966
                                                              =======   =======   =======

     The Company sells credit life, health and property and casualty on its merchandise as an agent for American Bankers Insurance Group (ABIG), which underwrites the insurance products. The Company has a wholly owned offshore subsidiary which re-insures risks related to these products. Under the re-insurance contract, the Company's subsidiary assumes the risk of the insurance immediately after the insurance products are sold. The Company recognizes premium expense and commissions earned related to this insurance over the terms of the related insurance products. Premium expense includes fees to ABIG, as well as the estimated losses related to the insurance

                                FRIEDMAN'S INC.

products. Losses are estimated based on historical experience and are recognized over the term of the related insurance product. The Company's losses on these products have historically been very stable, thus enabling the accrual of reliable loss estimates.

     The Company is involved in certain legal actions arising in the ordinary course of business. Management believes none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the quarterly results of operations for the years ended September 29, 2001 and September 30, 2000 (in thousands except per share data):

                                              FOR THE FISCAL YEAR ENDED SEPTEMBER 29, 2001
                                            ------------------------------------------------
                                                             QUARTERS ENDED
                                            ------------------------------------------------
                                            DECEMBER 30   MARCH 31   JUNE 30    SEPTEMBER 29
                                            -----------   --------   --------   ------------
Net sales                                    $173,434     $88,106    $ 83,730     $65,767
Cost of goods sold, including occupancy,
  distribution and buying                      87,135      47,717      44,921      36,492
Income (loss) before income taxes(a)           26,460       3,563     (11,812)       (772)
Net income (loss)                              17,331       2,444      (7,045)       (502)
Basic earnings (loss) per share(d)               1.20        0.17       (0.49)      (0.03)
Diluted earnings (loss) per share(d)             1.20        0.17       (0.49)      (0.03)

                                                FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000
                                                --------------------------------------------
                                                               QUARTERS ENDED
                                                --------------------------------------------
                                                JANUARY 1   APRIL 1   JULY 1    SEPTEMBER 30
                                                ---------   -------   -------   ------------
Net sales                                       $151,418    $80,403   $80,160     $64,370
Cost of goods sold, including occupancy,
  distribution and buying                         78,474     43,516    41,784      35,872
Income (loss) before income taxes                 23,920      4,661     3,511(b)     (571)(c)
Net income (loss)                                 14,830      2,963     2,247        (337)
Basic earnings (loss) per share(d)                  1.03       0.21      0.16       (0.02)
Diluted earnings (loss) per share(d)                1.03       0.21      0.16       (0.02)

(a) Income (loss) before income taxes includes a $0.1 million, $0.5 million and $4.3 million charge for the closing of a total of 33 stores during the first, second and third quarters, respectively. Additionally, during the third quarter the Company recorded a $1.5 million charge for impaired assets associated with the Company's internet e-commerce joint venture.

(b) During the quarter ended July 1, 2000, the estimated average life of diamond and gold bond warranties was adjusted based on actual trends and experience. The effect of this adjustment increased net income and basic earnings per share by $945,000 and $0.07, respectively.

(c) Loss before income taxes includes adjustments for changes in estimates of capitalized inventory costs of $1.7 million, estimated recoveries of charged -- off customer receivables of $1.3 million, estimated incentive payments of $400,000 and increases in reserves for inventory disposition costs of $600,000.

(d) Due to the method required by FAS 128 to calculate per share data, the quarterly per share data may not total the full year per share data.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Friedman's Inc.

     We have audited the accompanying consolidated balance sheets of Friedman's Inc. (the Company) as of September 29, 2001 and September 30, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 29, 2001. Our audits also included the financial statement schedule listed in the index to consolidated financial statements. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Friedman's Inc. at September 29, 2001 and September 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

October 26, 2001
Atlanta, Georgia

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                    BALANCE AT                                    BALANCE AT
                                   BEGINNING OF                                     END OF
DESCRIPTION                           PERIOD       ADDITIONS      DEDUCTIONS        PERIOD
-----------                        ------------   -----------     -----------     -----------
Reserves and allowances deducted
  from asset accounts:
  Allowance for uncollectible
     accounts:
     Year ended September 30,
       1999                        $10,072,000    $33,946,000(1)  $33,156,000(2)  $10,862,000
     Year ended September 30,
       2000                         10,862,000     36,571,000(1)   33,919,000(2)   13,514,000
     Year ended September 29,
       2001                         13,514,000     50,304,000(1)   49,073,000(2)   14,745,000
  Unearned finance charges,
     product warranties and
     credit insurance:
     Year ended September 30,
       1999                        $15,675,000    $45,078,000(3)  $42,624,000(4)  $18,129,000
     Year ended September 30,
       2000                         18,129,000     50,931,000(3)   49,916,000(4)   19,144,000
     Year ended September 29,
       2001                         19,144,000     51,513,000(3)   52,676,000(4)   17,981,000

(1) Provision for doubtful accounts.

(2) Uncollectible accounts receivable written off, net of recoveries.

(3) Additions to credit insurance and product warranties are the dollar amount of premiums sold.

(4) Deductions to unearned finance charges, credit insurance and product warranties occur as finance charges, credit insurance and product warranties are earned.

PROSPECTUS

                                  $200,000,000

                                FRIEDMAN'S INC.

                CLASS A COMMON STOCK, PREFERRED STOCK, WARRANTS,
               DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

                            ------------------------

     We may from time to time offer and sell, in one or more series or classes, up to a total of $200 million of the following debt and equity securities:

- class A common stock
- preferred stock
- warrants
- debt securities
- guarantees of debt securities

     We may offer these securities in one or more offerings in amounts, at prices and on terms determined at the time of the offering.

                            ------------------------

     Our common stock is listed on the Nasdaq National Market under the symbol "FRDM."

                            ------------------------

YOU SHOULD REFER TO THE RISK FACTORS INCLUDED IN OUR PERIODIC REPORTS AND OTHER
    INFORMATION THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AND
       CAREFULLY CONSIDER THAT INFORMATION BEFORE BUYING OUR SECURITIES.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is January 14, 2002.

                               TABLE OF CONTENTS

HEADING                               PAGE
-------                               ----
Important Information About this
  Prospectus........................    1
Where You Can Find More
  Information.......................    1
Incorporation of Certain Documents
  By Reference......................    2
This Prospectus Contains Forward-
  Looking Statements................    2
Friedman's Inc. ....................    3
Use of Proceeds.....................    4

HEADING                               PAGE
-------                               ----
Consolidated Ratios of Earnings to
  Combined Fixed Charges And
  Preferred Stock Dividends.........    4
Description of Class A Common
  Stock.............................    5
Description of Preferred Stock......    7
Description of Warrants.............   10
Description of Debt Securities......   12
Plan of Distribution................   28
Legal Opinions......................   29
Experts.............................   29

                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission, or the "SEC." By using a shelf registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings. We may use the shelf registration statement to offer and sell up to a total of $200 million of our securities. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities offered. The supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading "How to Obtain Additional Information."

     You should rely only on the information contained or incorporated by reference in this prospectus and the supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference room:

        450 Fifth Street, N.W.
        Room 1200
        Washington, D.C. 20549
        (202) 642-8090

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on the Nasdaq National Market under the symbol "FRDM" and our SEC filings can also be read at the following Nasdaq address:

        Nasdaq Operations
        1735 K Street, N.W.
        Washington, D.C. 20006

     Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

     We filed a registration statement on Form S-3 with the SEC that covers the securities described in this prospectus. For further information about us and about these securities, you should refer to our registration statement and its exhibits. The registration statement can be obtained from the SEC, as described above, or from us at the address provided on page 2.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" additional information into this prospectus. This means that we can disclose additional important information about us to you by referring you to another document that we have filed separately with the SEC. The information that we incorporate by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below, as well as any future documents we file with the SEC (File No. 000-22356) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of our common stock under this prospectus:

     - Our Annual Report on Form 10-K for the fiscal year ended September 29, 2001, which was filed on December 28, 2001;

     - The description of our Class A common stock set forth in our registration statement on Form 8-A filed under Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating that description.

     Upon request, we will provide you, at no cost, a copy of any or all of the documents that we incorporate by reference in this prospectus. Written or oral requests should be directed to:

        Friedman's Inc.
        4 West State Street
        Savannah, GA 31401
        Attention: Chief Financial Officer

     You may also make such requests by telephone at (800) 545-9033 between the hours of 9:00 a.m. and 4:00 p.m., Atlanta, Georgia local time.

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements which involve risks and uncertainties. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "assume," "believe," "estimate," "continue," or other similar words. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may be beyond our control. Our actual results may differ significantly from those expressed or implied in our forward-looking statements.

     Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider the risk factors set forth under the heading "Factors Affecting Future Performance" in our Annual Report on Form 10-K for the fiscal year ended September 30, 2000, which is incorporated by reference into this prospectus, and which we may update from time to time by our future filings under the Securities Exchange Act. For more information, see the section of this prospectus entitled "Incorporation of Certain Documents by Reference."

     You should also carefully consider any other factors contained in this prospectus or in any accompanying supplement, including the information incorporated by reference into this prospectus or into any accompanying supplement. You should pay particular attention to those factors discussed in any supplement under the heading "Risk Factors." You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

                                FRIEDMAN'S INC.

     We are a leading specialty retailer of fine jewelry in Savannah, Georgia, and the leading operator of fine jewelry stores located in power strip centers. As of November 8, 2001, we operate a total of 645 stores in 20 states, of which 426 were located in power strip centers and 219 were located in regional malls. We also offer products on-line at www.friedmans.com.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the net proceeds we receive from the sale of these securities will be used for:

     - refinancing our credit facility;

     - repaying other indebtedness that we may from time to time incur;

     - continuing financial support of our affiliate, Crescent Jewelers, which may include a guarantee of their indebtedness or a direct investment, or a combination of these and other methods of financial support;

     - financing future acquisitions that we may from time to time consider, including a possible acquisition of Crescent Jewelers; and

     - general working capital.

     Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities. We will disclose in the prospectus supplement any proposal to use the net proceeds from any offering of securities in connection with a planned acquisition.

           CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends, including our consolidated subsidiaries, is computed by dividing earnings by fixed charges. We do not currently have, and during the periods presented did not have, any preferred stock outstanding. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, LESS capitalized interest and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt costs, discounts and issue costs, whether expensed or capitalized. The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                             FISCAL YEARS ENDED
-----------------------------------------------------------------------------
SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 29,
    1997            1998            1999            2000            2001
-------------   -------------   -------------   -------------   -------------
     7.8x            3.1x            3.8x            3.8x            2.4x(1)

(1) We have guaranteed the obligations of our affiliate, Crescent Jewelers, under their credit facility which matures on March 31, 2002. While we expect Crescent to be able to replace their credit facility prior to its maturity date, we have recorded the entire outstanding amount under Crescent's credit facility as a liability on our balance sheet at September 29, 2001. Assuming that we had been required to service this indebtedness ($108 million at September 29, 2001) under our guarantee during fiscal 2001 at a borrowing rate of 6.50% (Crescent's borrowing rate at September 29, 2001), our ratio of earnings to combined fixed charges for the fiscal year ended September 29, 2001 would have been 1.9x. Please refer to our Annual Report on Form 10-K for the year ended September 29, 2001, for more information.

                      DESCRIPTION OF CLASS A COMMON STOCK

     The following summary of the terms of our Class A common stock, including our certificate of incorporation, as amended, and bylaws, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement which contains this prospectus. You should refer to, and read this summary together with, our certificate of incorporation and bylaws to review all of the terms of our common stock that may be important to you.

GENERAL

     Under our certificate of incorporation, we are authorized to issue a total of 25,000,000 shares of Class A common stock, par value $.01 per share. As of December 14, 2001, we had issued and outstanding 13,322,655 shares of our Class A common stock held by approximately 70 stockholders of record. All outstanding shares of our Class A common stock are fully paid and nonassessable. Our Class A common stock is listed on the Nasdaq National Market under the symbol "FRDM."

     Under our certificate of incorporation, we are authorized to issue a total of 7,000,000 shares of Class B common stock, par value $.01 per share. As of December 14, 2001, we had issued and outstanding 1,196,283 shares of our Class B common stock held by two stockholders of record. All outstanding shares of our Class B common stock are fully paid and nonassessable. Our Class B common stock is not listed on a securities exchange or Nasdaq.

DIVIDENDS

     Holders of our Class A common stock are entitled to participate equally in dividends when our board of directors declares dividends on our common stock out of legally available funds.

     We declared a cash dividend of $.015 per share of Class A and Class B common stock in the first two fiscal quarters of 2001 and $.0175 per share of Class A and Class B common stock in each of the last two fiscal quarters of 2001. In addition, we paid $0.125 per share of Class A and Class B common stock in the first two fiscal quarters of 2000 and $.015 per share in each of the last two fiscal quarters of 2000. Future dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements and operating and financial condition, among other factors, at the time any such dividends are considered. Our ability to pay dividends in the future may be restricted by our credit facility, which prescribes certain income and asset tests that affect the amount of any dividend payments.

VOTING RIGHTS

     Holders of Class A common stock have the right to elect a minimum of 25% of our directors (rounding the number of such directors to the next highest whole number if such percentage is not equal to a whole number of directors), and each holder of Class A common stock is entitled to cast one vote for each share held. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. If and when all of the outstanding shares of Class B common stock are converted into shares of Class A common stock, the holders of Class A common stock shall be entitled to vote on all matters submitted to a vote of the stockholders and shall be entitled to one vote per share held. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders. We presently do not permit cumulative voting for the election of members of the board of directors.

     Since sole voting power has been granted to the Class B common stock, except as described in the previous paragraph and as otherwise required by law, substantially all of our corporate actions can be taken without any vote by the holders of the Class A common stock, including, without limitation, amending our certificate of incorporation or bylaws (including to authorize more shares of Class A common stock), authorizing stock options, restricted stock and other compensation plans for employees, executives and directors, authorizing a merger or disposition of or change in control over us, approving indemnification of our directors, officers and employees (and related parties) and approving conflict of interest transactions involving our affiliates. The holders of the outstanding shares of Class A common stock will be entitled, however, to vote as a class upon any proposed amendment to our certificate of incorporation which would increase or decrease the par value of the shares of Class A common stock, or alter or change the powers, preferences or special rights of the shares of the Class A common stock so as to affect them adversely.

LIQUIDATION AND DISSOLUTION

     In the event of our liquidation, dissolution, or winding up, voluntarily or involuntarily, holders of our Class A common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities.

OTHER

     Holders of our Class A common stock are not entitled to any preemptive or preferential right to purchase or subscribe for shares of capital stock of any class and have no conversion or sinking fund rights.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is First Union National Bank of North Carolina, located in Charlotte, North Carolina.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary describes generally some of the terms of preferred stock that we may offer from time to time in one or more series. The specific terms of a series of preferred stock will be described in the applicable prospectus supplement relating to that series of preferred stock along with any general provisions applicable to that series of preferred stock. The following description of our preferred stock, and any description of preferred stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of the sale of the preferred stock. You should refer to, and read this summary together with, the applicable certificate of designations and the applicable prospectus supplement to review the terms of a particular series of our preferred stock that may be important to you.

GENERAL

     Under our certificate of incorporation, our board of directors is authorized, with the consent of the holders of a majority of the outstanding Class B common stock, to authorize the issuance of up to 10,000,000 shares of our preferred stock, par value $.01 per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our certificate of incorporation provides that holders of preferred stock shall be entitled to vote together as a class with the holders of Class A common stock on any matters on which such stockholders are entitled to vote. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

     The prospectus supplement relating to a particular series of our preferred stock will describe the following specific terms of the series:

          (1) the title, designation, number of shares and stated value of the preferred stock;

          (2) the offering price at which we will issue the preferred stock;

          (3) the dividend rate, or method of calculating the dividend rate, the payment dates for dividends, whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

          (4) whether the preferred stock will be subject to redemption, and the redemption price and other terms and conditions relative to the redemption rights;

          (5) any sinking fund provisions;

          (6) whether shares of the preferred stock will be convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions upon which it may be converted or exchanged;

          (7) the place or places where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

          (8) any liquidation rights;

          (9) any voting rights; and

          (10) any additional rights, preferences, privileges, limitations and restrictions that are not inconsistent with the terms of our certificate of incorporation.

     When we issue and receive payment for shares of preferred stock, the shares will be fully paid and nonassessable, and for each share issued, a sum equal to the stated value will be credited to our preferred stock account. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock. Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank on a parity in all respects with each other series of preferred stock, prior to our common stock as to dividends, if so determined by our board of directors in a resolution providing for the issuance of the preferred stock, and prior to our common stock as to any distribution of our assets.

     The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. Subject to the consent of the holders of a majority of our Class B stock, our board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purposes and may include issuances to obtain additional financing in connection with acquisitions, and issuances to officers, directors and employees pursuant to benefit plans. Our issuance of shares of preferred stock may discourage attempts by others to acquire control of us without negotiation with our board of directors and our Class B stockholders, as it may make it difficult for a person to complete an acquisition of us without negotiating with our board and our Class B stockholders.

DIVIDENDS

     Holders of preferred stock will be entitled to receive cash dividends when, as and if declared by our board of directors out of legally available funds and as permitted under the terms of our credit agreement. The rates and dates of payment of dividends will be described in the applicable prospectus supplement relating to each series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock ledger on the record dates that are fixed by our board of directors. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination and the rates may be fixed, variable or both. Dividends on any series of the preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Except as provided in the applicable prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

     We may not declare, pay or set apart funds for payment of dividends on a particular series of preferred stock unless full dividends on any other series of preferred stock that ranks equally with or senior to the series of preferred stock have been paid or sufficient funds have been set apart for payment for either of the following:

     - all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

     - the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

     Partial dividends declared on shares of any series of preferred stock and other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.

LIQUIDATION RIGHTS

     Unless otherwise stated in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, the holders of each series of our preferred stock will be entitled to receive liquidating distributions out of the assets available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or any other class or series of stock ranking junior to the series of preferred stock. The liquidating distributions will be in the amount stated or determined by the applicable prospectus supplement plus all accrued and unpaid dividends up to the date of distribution for the current period and, if the preferred stock is cumulative, the previous dividend periods.

     If we voluntarily or involuntarily liquidate, dissolve or wind up, and the amounts payable relating to the preferred stock and any other shares of our stock of equal ranking in terms of liquidation rights are not paid in full, then the holders of our preferred stock and other securities will have a right to a ratable portion of our available assets, up to the full amount of liquidation preference that they have.

REDEMPTION AND SINKING FUND

     Subject to the terms of the prospectus supplement relating to a series of preferred stock, we may, at our board of directors' option, redeem our preferred stock, in whole or in part at any time. Also, a series of our preferred stock may have the benefit of a sinking fund. Any restriction on the repurchase or redemption by us of our preferred stock while we are in arrears in the payment of dividends will be described in the applicable prospectus supplement. Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable. Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date of shares of preferred stock called for redemption and all rights of holders of these shares will terminate except for the right to receive the redemption price.

VOTING RIGHTS

     The holders of shares of preferred stock will have no voting rights, except:

     - as otherwise stated in the applicable prospectus supplement;

     - as otherwise stated in the certificate of designations establishing the series; or

     - as required by applicable law.

CONVERSION AND EXCHANGE RIGHTS

     The applicable prospectus supplement will indicate any terms on which shares of any series of preferred stock are convertible or exchangeable. The prospectus supplement will describe the securities or rights into which the preferred stock is convertible or exchangeable, which may include other preferred stock, debt securities, common stock or other securities, rights or property, or securities of other issuers, or any combination of our securities, rights and property and the securities of other issuers. The terms may include provisions for conversion, either mandatory, at the option of the holder, or at our option, in which case the prospectus supplement will state the time and manner of calculating the consideration to be received by the holders of the preferred stock.

TRANSFER AGENT AND REGISTRAR

     We will designate the transfer agent, registrar and dividend disbursement agent for the preferred stock in the applicable prospectus supplement.

                            DESCRIPTION OF WARRANTS

     The following summary describes generally the terms of warrants that we may offer from time to time in one or more series. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants. The following description of the warrants, and any description of the warrants in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the underlying warrant agreement, which we will file with the SEC at or prior to the time of the sale of the warrants. You should refer to, and read this summary together with, the warrant agreement and the applicable prospectus supplement to review the terms of a particular series of warrants.

     We may issue warrants to purchase debt securities, shares of our common stock or preferred stock, or any combination of those securities. We may issue warrants independently or together with any other securities, and the warrants may be attached to, or separate from, any other securities. Each series of warrants will be issued under a separate warrant agreement between us and a warrant agent specified in the related prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of the warrants.

     The applicable prospectus supplement will describe the terms of any warrants, including the following:

          (1) the title of the warrants;

          (2) the total number of warrants;

          (3) the price or prices at which the warrants will be issued and sold;

          (4) the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

          (5) the designation and terms of the securities purchasable upon exercise of the warrants;

          (6) the price at which, and the currency or currencies, including composite currencies or currency units, in which the securities purchasable upon exercise of the warrants may be purchased;

          (7) the date on which the right to exercise the warrants shall commence and the date on which that right will expire;

          (8) whether the warrants will be issued in registered form or bearer form;

          (9) if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

          (10) if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

          (11) information with respect to book-entry procedures, if any;

          (12) anti-dilution provisions of the warrants, if any;

          (13) redemption or call provisions, if any, that are applicable to the warrants;

          (14) if applicable, a summary of the United States federal income tax considerations; and

          (15) any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

     Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the respective underlying securities purchasable upon exercise of the warrants.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     We may issue either senior or subordinated debt securities. We will issue the senior debt securities under one or more senior indentures between us and a senior indenture trustee, and we will issue the subordinated debt securities under one or more subordinated indentures between us and a subordinated indenture trustee. Except for the subordination provisions set forth in the subordinated indenture, the provisions of the indentures are substantially the same. Each of the senior and subordinated indentures will be subject to, and governed by, the Trust Indenture Act of 1939, as amended, and we may supplement the indentures from time to time after we execute them.

     This prospectus summarizes what we believe to be the material provisions of the indentures and the debt securities that we may issue under the indentures. This summary is not complete and may not describe all of the provisions of the indentures or the terms of the debt securities that might be important to you. For additional information, you should carefully read the forms of senior and subordinated indentures that are attached as an exhibit to the registration statement of which this prospectus forms a part.

     When we offer to sell a particular series of debt securities, we will describe the specific terms of those debt securities in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms in this prospectus apply to a particular series of debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, you should carefully read both this prospectus and the applicable prospectus supplement.

     In the summary below, we have included references to the section numbers of the indentures so that you can easily locate the related provisions in the indentures for additional detail. You should also refer to the indentures for the definitions of any capitalized terms that we use below but do not describe in this prospectus. When we refer to particular sections of the indentures or to defined terms in the indentures, we intend to incorporate by reference those sections and defined terms into this prospectus.

TERMS

     The debt securities will be our direct, unsecured obligations. The indebtedness represented by the senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indebtedness represented by the subordinated debt securities will rank junior and subordinate in right of payment, to the extent and in the manner described in the subordinated indenture, to the prior payment in full of our senior debt, as described below under the section entitled "Subordination." We may, as described in an applicable prospectus supplement, issue debt that is secured by our assets.

     The amount of debt securities we offer under this prospectus will be limited to the amount described on the cover of this prospectus. We may issue the debt securities, from time to time and in one or more series, as our board of directors may establish by resolution, or as we may establish in one or more supplemental indentures. We may issue debt securities with terms different from those of debt securities that we have previously issued (Section 301).

     Each of the indentures provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to that series (Section 608). If two or more persons act as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee (Sections 101 and 609). Except as otherwise indicated in this prospectus, each trustee may take any action described in this prospectus only with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

     You should refer to the applicable prospectus supplement relating to a particular series of debt securities for the specific terms of the debt securities, including, but not limited to:

          (1) the title of the debt securities and whether the debt securities are senior debt securities or subordinated debt securities, including junior subordinated;

          (2) the total principal amount of the debt securities and any limit on the total principal amount;

          (3) the price, expressed as a percentage of the principal amount of the debt securities, at which we will issue the debt securities and any portion of the principal amount payable upon acceleration of the debt securities;

          (4) the terms, if any, by which holders of the debt securities may convert or exchange the debt securities for our Class A common stock, our preferred stock, or any of our other securities or property;

          (5) any limitations on the ownership or transferability of the securities or property into which holders may convert or exchange the debt securities;

          (6) the date or dates, or the method for determining the date or dates, on which we will be obligated to pay the principal of the debt securities and the amount of principal we will be obligated to pay;

          (7) the rate or rates, which may be fixed or variable, at which the debt securities of the series will bear interest, if any, or the method by which the rate or rates will be determined;

          (8) the date or dates, or the method for determining the date or dates, from which any interest will accrue on the debt securities, the dates on which we will be obligated to pay any interest, the regular record dates, if any, for the interest payments, or the method by which the dates will be determined, the persons to whom we will be obligated to pay interest, and the basis upon which interest will be calculated, if other than that of a 360-day year consisting of twelve 30-day months;

          (9) the place or places where the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities will be payable, where the holders of the debt securities may surrender their debt securities for conversion, transfer or exchange, and where the holders may serve notices or demands to us in respect of the debt securities and the indenture;

          (10) the terms and conditions relating to the form and the denominations in which we will issue the debt securities if other than $1,000 or a multiple of $1,000;

          (11) if other than the trustee, the identity of each security registrar and/or paying agent for debt securities of the series;

          (12) the period or periods during which, the price or prices (including any premium or Make-Whole Amount) at which, the currency or currencies in which, and the other terms and conditions upon which, we may redeem the debt securities at our option, if we have an option;

          (13) any obligation that we have to redeem, repay or purchase debt securities at the option of a holder of debt securities, under any sinking fund or similar provision, and the terms and conditions upon which we will redeem, repay or purchase all or a portion of the debt securities under that obligation;

          (14) the currency or currencies in which we will sell the debt securities and in which the debt securities will be denominated and payable;

          (15) whether the amount of payment of principal of, and any premium, Make-Whole Amount or interest on, the debt securities of the series may be determined with reference to an index, formula or other method and the manner in which the amounts will be determined;

          (16) whether the principal of, and any premium, Make-Whole Amount, Additional Amounts or interest on, the debt securities of the series are to be payable, at our election or at the election of a holder of the debt securities, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, the period or periods during which, and the terms and conditions upon which, this election may be made, and the time and manner of, and identity of the exchange rate agent responsible for, determining the exchange rate between the currency or currencies in which the debt securities are denominated or stated to be payable and the currency or currencies in which the debt securities will be payable;

          (17) any provisions granting special rights to the holders of the debt securities of the series at the occurrence of named events;

          (18) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants contained in the applicable indenture;

          (19) whether the debt securities of the series will be issued in certificated or book-entry form and the related terms and conditions, including whether any debt securities will be issued in temporary and/or permanent global form, and if so, whether the owners of interests in any permanent global debt security may exchange those interests for debt securities of that series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the indenture (Section 305), and, if debt securities of or within the series are to be issuable as a global debt security, the identity of the depositary for such series;

          (20) the date as of which any temporary global debt security representing outstanding securities of or within the series will be dated if other than the date of original issuance of the first debt security of the series to be issued;

          (21) if the debt securities will be issued in definitive form only upon our receipt, or the trustee's receipt, of certificates or other documents, or upon the satisfaction of conditions, a description of those certificates, documents or conditions;

          (22) if the debt securities will be issued upon the exercise of debt warrants, the time, manner and place for the debt securities to be authenticated and delivered;

          (23) the extent to which the debt securities are subordinated to other indebtedness;

          (24) any other terms of the debt securities or of any guarantees issued in connection with the debt securities not inconsistent with the provisions of the applicable indenture;

          (25) the applicability, if any, of the defeasance and covenant defeasance provisions of the indenture, as described below under "Discharge, Defeasance and Covenant Defeasance;"

          (26) any applicable United States federal income tax consequences, including whether and under what circumstances we will pay any Additional Amounts, as contemplated in the applicable indenture on the debt securities, to any holder who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if we will pay Additional Amounts, whether, and on what terms, we will have the option to redeem the debt securities in lieu of paying the Additional Amounts;

          (27) any other covenant or warranty included for the benefit of the debt securities of the series;

          (28) any proposed listing of the debt securities on any securities exchange or market; and

          (29) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture (Section 301).

     The debt securities may provide for less than their entire principal amount to be payable if we accelerate their maturity as a result of the occurrence and continuation of an event of default (Section 502). If this is the case, the debt securities would have what is referred to as "original interest discount." Any special United States federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

     We may issue debt securities from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currencies or currency exchange rates, commodity prices, equity indices or other factors. Holders of debt securities with these features may receive a payment of principal on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on the applicable dates, depending upon the value on those dates of the applicable currencies or currency exchange rates, commodity prices, equity indices or other factors.

     Information as to the methods for determining the amount of principal or interest payable on any date, the currencies or currency exchange rates, commodity prices, equity indices or other factors to which the amount payable on that date is linked and additional tax considerations will be included in the applicable prospectus supplement. All debt securities of any one series will be substantially identical, except as to denomination, in the case of debt securities issued in global form, and except as may otherwise be provided by a resolution of our board of directors or in any supplement to the indentures. We are not required to issue all of the debt securities of a series at the same time, and, unless otherwise provided in the applicable indenture or prospectus supplement, we may re-open a series without the consent of the holders of the debt securities of that series to issue additional debt securities of that series.

     The indentures do not contain any provisions that limit our ability to incur indebtedness or that would protect holders of debt securities in the event we become a party to a highly-leveraged or similar transaction in which we would incur or acquire a large amount of additional debt. You should refer to the applicable prospectus supplement for information regarding any deletions from, modifications of, or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

GUARANTEES

     Debt securities will be issued and unconditionally and irrevocably guaranteed on a senior or subordinated basis by Friedman's Management Corp., FCJV Holding Corp., Friedman's Holding

Corp., FCJV, L.P., FI Stores Limited Partnership and Friedman's Florida Partnership. Such guarantees will cover the timely payment of the principal of, and any premium, interest or sinking fund payments on, the debt securities, whether we make the payment at a maturity date, as a result of acceleration or redemption, or otherwise.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless the applicable prospectus supplement states otherwise, any debt securities of any series that we issue in registered form will be issued in denominations of $1,000 and multiples of $1,000 (Section 302).

     Unless the applicable prospectus supplement states otherwise, the principal of, and any premium, Make-Whole Amount, or interest on, any series of debt securities will be payable in the currency designated in the prospectus supplement at the corporate trust office of the trustee. At our option, however, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the security register for the series or by wire transfer of funds to that person at an account maintained within the United States (Sections 301, 305, 307 and 1002). We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for any series. All monies that we pay to a paying agent for the payment of any principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security which remains unclaimed at the end of two years after that payment became due and payable will be repaid to us. After that time, the holder of the debt security will be able to look only to us for payment (Section 1003).

     Any interest that we do not punctually pay on any interest payment date with respect to a debt security will cease to be payable to the holder on the applicable regular record date and may either:

          (1) be paid to the holder at the close of business on a special record date for the payment of defaulted interest, to be determined by the applicable trustee, (Sections 101 and 307); or

          (2) be paid at any time in any other lawful manner, as more fully described in the applicable indenture.

     Subject to certain limitations imposed upon debt securities issued in book-entry form, debt securities of any series will be exchangeable for other debt securities of the same series and of the same total principal amount and authorized denomination upon the surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion, transfer or exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge for any transfer or exchange of any debt securities, but we may require holders to pay any tax or other governmental charge payable in connection with the transfer or exchange (Section 305).

     If the applicable prospectus supplement refers to our designating any transfer agent for any series of debt securities, in addition to the applicable trustee, we may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for any series of debt securities. We may at any time designate additional transfer agents with respect to any series of debt securities (Section 1002).

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

     Neither we nor any trustee will be required to do any of the following:

          (1) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before there is a selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

          (2) issue, register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being only partially redeemed;

          (3) issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security that will not be partially or entirely repaid (Section 305).

GLOBAL DEBT SECURITIES

     The debt securities of a series may be issued in the form of one or more fully registered global securities that will be deposited with a depositary or with a nominee for a depositary identified in the prospectus supplement relating to the series and registered in the name of the depositary or its nominee. In this case, we will issue one or more global securities in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered debt securities of the series to be represented by the global security or securities. We expect that any global securities issued in the United States would be deposited with The Depository Trust Company, as depositary. We may issue any global securities in fully registered form on a temporary or permanent basis. Unless and until a global security is exchanged for debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary's nominee.

     The specific terms of the depositary arrangement with respect to any series of debt securities to be represented by a registered global security will be described in the applicable prospectus supplement. We anticipate that the provisions that follow will apply to depositary arrangements.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with, or are participants in, the depositary for the registered global security, or persons that may hold interests through participants. When we issue a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by the global security owned by those participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in an offering of the debt securities, or by us or the trustee if we are directly offering the debt securities. The participants' ownership, and any transfer, of a registered global security will be shown on records maintained by the depositary, and ownership of persons who hold debt securities through participants will be reflected on the records of the participants. State and federal laws may impair a person's ability to own, transfer or pledge interests in registered global securities.

     So long as the depositary or its nominee is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and will not be considered the owners or holders of the debt securities under the applicable indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the depositary's procedures and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through those participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, a registered global security will be made to the depositary or its nominee, as the case may be, as the registered owners of the global security. Neither we, the trustee, the paying agent nor the registrar, nor any other agent of ours or of the trustee, will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We expect that once the depositary receives any payment of principal of, any premium, Make-Whole Amounts, interest or Additional Amount on, a registered global security, the depositary will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global security, as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the registered global security held through the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

     If the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency under the Securities Exchange Act and we do not appoint a successor depositary within 90 days, we will issue debt securities in definitive form in exchange for the registered global security. In addition, we may at any time and in our sole discretion decide not to have any of the debt securities of a series represented by one or more global securities and, in such event, we will issue debt securities in definitive form in exchange for all of the global security or securities representing the debt securities. We will register any debt securities issued in definitive form in exchange for a global security in the name or names that the depositary provides to the trustee. We expect that those names will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global security.

MERGER, CONSOLIDATION OR SALE

     We may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation, trust or entity provided that:

          (1) we are the survivor in the transaction, or the survivor, if not us, is an entity organized under the laws of the United States or a state of the United States which expressly assumes by supplemental indenture the due and punctual payment of the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, all of the outstanding debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture;

          (2) immediately after giving effect to the transaction and treating any indebtedness that becomes an obligation of ours or one of our subsidiaries as a result of the transaction as having been incurred by us or our subsidiary at the time of the transaction, there is no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become an event of default; and

          (3) we deliver a certificate, signed by one of our officers, and an opinion of our legal counsel, as to the satisfaction of conditions contained in the applicable indenture (Sections 801 and 803).

     This covenant would not apply to any recapitalization transaction, a change of control of our company or a transaction in which we incur a large amount of additional debt, unless the transactions or change of control include a merger, consolidation or transfer or lease of substantially all of our assets. Except as may be described in the applicable prospectus supplement, there are no covenants or other provisions in the indentures providing for a "put" right or increased interest or that would otherwise afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control over us or a transaction in which we incur a large amount of additional debt.

CERTAIN COVENANTS

EXISTENCE

     Except as permitted under the section entitled "Merger, Consolidation or Sale" above, we will do or cause to be done all things necessary to preserve and keep our legal existence, rights and franchises in full force and effect. We will not, however, be required to preserve any right or franchise if we determine that the preservation of that right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of any debt securities (Section 1005).

MAINTENANCE OF PROPERTIES

     We will cause all of our material properties used or useful in the conduct of our business, or the business of any of our subsidiaries, to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. We will also cause to be made all necessary repairs, renewals, replacements and improvements of those properties, as we in our judgment believe is necessary to properly carry on the business related to those properties. We will not, however, be prevented from selling or otherwise disposing of our properties, or the properties of our subsidiaries, in the ordinary course of business (Section 1006).

INSURANCE

     We and each of our subsidiaries must keep all of our insurable properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility (Section 1007).

PAYMENT OF TAXES AND OTHER CLAIMS

     We will pay or discharge, or cause to be paid or discharged, before they become delinquent, the following:

          (1) all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries, or upon the income, profits or property of us or of any of our subsidiaries, and

          (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

     We will not, however, be required to pay or discharge, or cause to be paid or discharged, any tax, assessment, charge or claim, the amount, applicability or validity of which is being contested in good faith by appropriate proceedings (Section 1008).

PROVISION OF FINANCIAL INFORMATION

     Whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will, within 15 days of each of the respective dates by which we are or would have been required to file annual reports, quarterly reports and other documents with the SEC pursuant to Sections 13 and 15(d):

          (1) file with the applicable trustee copies of the annual reports, quarterly reports and other documents that we are or would be required to file with the SEC under Sections 13 and 15(d) of the Exchange Act; and

          (2) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of those documents to holders and any prospective holders of debt securities (Section 1009).

WAIVER OF CERTAIN COVENANTS

     We may choose not to comply with any term, provision or condition of the foregoing covenants, or with any other term, provision or condition with respect to the debt securities of a series if, before or after the time for compliance, the holders of at least a majority in principal amount of all outstanding debt securities of the series either waive the compliance in that particular instance or in general waive compliance with that covenant or condition. This does not apply to any terms, provisions or conditions that, by their terms, cannot be amended without the consent of all holders of debt securities of the series. Unless the holders expressly waive compliance with a covenant and the waiver has become effective, our obligations and the duties of the trustee in respect of any term, provision or condition will remain in full force and effect. (Section
1012).

ADDITIONAL COVENANTS

     The applicable prospectus supplement may describe additional covenants, elimination of the covenants described above or modifications to such covenants with respect to a particular series of debt securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Except as otherwise provided in the applicable prospectus supplement, the following events are "events of default" with respect to any series of debt securities that we may issue under the indentures:

          (1) we fail for 30 days to pay any installment of interest or any Additional Amounts payable on any debt security of that series;

          (2) we fail to pay the principal of, or any premium or Make-Whole Amount on, any debt security of that series when due, either at maturity, redemption or otherwise;

          (3) we fail to make any sinking fund payment as required for any debt security of that series;

          (4) we breach or fail to perform any covenant contained in the indenture, other than a covenant added solely for the benefit of a different series of debt securities issued under the same indenture, and our breach or failure to perform continues for 60 days after we have received written notice of our breach or failure to perform;

          (5) we default under a bond, debenture, note, mortgage or instrument or other evidence of indebtedness for money borrowed by us, or by any subsidiaries of ours that we have guaranteed, that has a principal amount outstanding of $10,000,000 or more, other than indebtedness which is non-recourse to us or our subsidiaries, which default has caused the indebtedness to become due and payable earlier than it would otherwise have become due and payable, and the acceleration has not been rescinded or annulled within 60 days after written notice was provided to us in accordance with the indenture;

          (6) the bankruptcy, insolvency or reorganization or court appointment of a receiver, liquidator or appointment of a trustee for us or of any of our important subsidiaries, or for all or substantially all of our properties or the properties of our important subsidiaries; and

          (7) any other event of default described in the applicable prospectus supplement and indenture (Section 501).

     If there is a continuing event of default with respect to outstanding debt securities of a series, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series, voting as a single class, may declare immediately due and payable the principal amount or other amount as may be specified by the terms of those debt securities and any premium or Make-Whole Amount on the debt securities of that series. However, at any time after an acceleration with respect to debt securities of a series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of that series may cancel the acceleration and its consequences if:

          (1) we deposit with the applicable trustee all required payments of the principal of, and any premium, Make-Whole Amount, interest, and Additional Amounts on, the applicable debt securities, plus fees, expenses, disbursements and advances of the applicable trustee; and

          (2) all events of default, other than the nonpayment of accelerated principal, premium, Make-Whole Amount or interest, with respect to the applicable debt securities have been cured or waived as provided in the applicable indenture (Section 502).

     Each indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default with respect to that series and its consequences, except a default involving:

          (1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

          (2) a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of each outstanding debt security affected by the default (Section 513).

     The trustee is generally required to give notice to the holders of debt securities of each affected series within 90 days of a default unless the default has been cured or waived. The trustee may, however, withhold notice of default unless the default relates to:

          (1) our failure to pay the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, any debt security; or

          (2) any sinking fund installment for any debt securities of that series, if the responsible officers of the trustee consider it to be in the interest of the holders of the debt securities of that series (Section
     601).

     Each indenture provides that no holder of debt securities of any series may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless the applicable trustee fails to act, and such failure to act continues for 60 days after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to the trustee (Section
507). This provision will not, however, prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium, Make-Whole Amount, interest or Additional Amounts on, the debt securities at their respective due dates (Section 508).

     Subject to provisions in each indenture relating to the trustee's duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of debt securities then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it (Section 602). Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. The trustee may, however, refuse to follow any direction which conflicts with any law or the applicable indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of the applicable series not joining in the direction (Section 512).

     Within 120 days after the close of each fiscal year, we must deliver to each trustee a certificate, signed by one of several specified officers, stating that officer's knowledge of our compliance with all of the conditions and covenants under the applicable indenture, and, in the event of any noncompliance, specifying the noncompliance and the nature and status of the noncompliance (Section 1010).

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MODIFICATION OF THE INDENTURES

     The holders of not less than a majority in principal amount of all outstanding debt securities issued under an indenture must consent to any modifications and amendments of the indenture. However, no modification or amendment may, without the consent of the holder of the debt securities affected, do any of the following:

          (1) change the stated maturity of the principal of, or any premium, Make-Whole Amount, installment of principal of, interest or Additional Amounts payable on, any debt security;

          (2) reduce the principal amount of, or the rate or amount of interest on, any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any debt security;

          (3) reduce the amount of principal of an original issue discount security or any Make-Whole Amount that would be due and payable upon declaration of acceleration of the maturity of the original discount or other security, or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any debt security;

          (4) change the place of payment or the currency or currencies of payment of the principal of, and any premium, Make-Whole Amount, interest, or Additional Amounts on, any debt security;

          (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

          (6) reduce the percentage of the holders of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with provisions of the indenture or defaults and consequences under the indenture, or to reduce the quorum or voting requirements contained in the indenture; or

          (7) modify any of the foregoing provisions or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage of holders necessary to effect that action or to provide that other provisions may not be modified or waived without the consent of the holder of the debt security (Section 902).

     The holders of not less than a majority in principal amount of outstanding debt securities have the right to waive compliance by us with some of the covenants in the indenture (Section 1012). We and the relevant trustee may modify or amend an indenture, without the consent of any holder of debt securities, for any of the following purposes:

          (1) to evidence the succession of another person to us as obligor under the indenture;

          (2) to add to our existing covenants additional covenants for the benefit of the holders of all or any series of debt securities, or to surrender any right or power conferred upon us in the indenture;

          (3) to add events of default for the benefit of the holders of all or any series of debt securities;

          (4) to permit or facilitate the issuance of debt securities in uncertificated form, provided that this action will not adversely affect the interests of the holders of the debt securities of any series in any material respect;

          (5) to add, change or eliminate any provisions of an indenture, provided that any addition, change or elimination shall become effective only when there are no outstanding debt securities of any series created prior to the change which are entitled to the benefit of the applicable provision;

          (6) to secure the debt securities;

          (7) to establish the form or terms of debt securities of any series, including the provisions and procedures, if applicable, for the conversion or exchange of the debt securities into our common stock, preferred stock or other securities or property;

          (8) to provide for the acceptance or appointment of a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

          (9) to cure any ambiguity, defect or inconsistency in an indenture, provided that the action does not adversely affect the interests of holders of debt securities of any series issued under that indenture;

          (10) to close an indenture with respect to the authentication and delivery of additional series of debt securities or to qualify, or maintain qualification of, an indenture under the Trust Indenture Act; or

          (11) to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided that the action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).

SUBORDINATION

     Unless otherwise indicated in the applicable prospectus supplement for a particular series of subordinated debt securities, the following provisions will apply to subordinated debt securities. Any section references discussed below refer to provisions in the subordinated indenture.

     Upon any distribution to our creditors in the case of a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of, and any interest and premium on, the subordinated debt securities will be subordinated to the extent provided in the subordinated indenture, in right of payment to the prior payment in full of all senior debt (Sections 1801 and 1802). Our obligation to make payment of the principal of, and interest on, the subordinated securities will not otherwise be affected (Section 1808).

     We may not make payments of principal, interest or premium on the subordinated debt securities at any time that:

          (1) we are in default on any payment with respect to our senior debt;

          (2) we are in default with respect to any senior debt, which results in the acceleration of the maturity of the senior debt; or

          (3) there is a judicial proceeding pending with respect to any such default and we receive notice of the default (Section 1803).

     We may resume payments on the subordinated debt securities when the default is cured or waived, or if the subordination provisions of the subordinated indenture otherwise permit payment at that time (Section 1803). After we have paid all of our senior debt in full, holders of our subordinated debt securities will still be subrogated to the rights of holders of our senior debt to the extent that payments otherwise payable to holders of our subordinated debt securities have been made to holders of senior debt, until we pay all of our subordinated debt securities in full (Section 1807). Because of this subordination, in the event that we distribute our assets upon insolvency, some of our general creditors may recover more on a proportionate basis than holders of the subordinated debt securities.

     There is no limit on the amount of senior debt that we may incur. There are no restrictions in the subordinated indenture upon the creation of additional senior debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless the terms of a series of debt securities provide otherwise, under each indenture, we may discharge some of our obligations to holders of any series of debt securities that:

          (1) have not already been delivered to the applicable trustee for cancellation and that either have become due and payable or will become due and payable within one year; or

          (2) are scheduled for redemption within one year.

     We can discharge these obligations by irrevocably depositing with the applicable trustee funds in the currency or currencies in which the debt securities are payable in an amount sufficient to pay the entire indebtedness on those debt securities, including principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt securities on and up to the date of such deposit, or, if the debt securities have become due and payable, on and up to the stated maturity or redemption date, as the case may be (Section
401).

     In addition, if the terms of the debt securities of a series permit us to do so, we may elect either of the following:

          (1) to defease and be discharged from any and all obligations with respect to the debt securities, except our obligations to (Section 1402):

        - pay any Additional Amounts upon the occurrence of several particular tax and other events;

        - register the transfer or exchange of the debt securities;

        - replace temporary or mutilated, destroyed, lost or stolen debt securities;

        - maintain an office or agency for the debt securities; and

        - hold monies for payment in trust; or

          (2) to be released from our obligations with respect to the debt securities under sections of the indenture described under "Certain Covenants" or, if permitted by the terms of the debt securities, our obligations with respect to any other covenant.

     If we choose to be released from our obligations under the covenants, our failure to comply with any of the obligations imposed on us by the covenants will not constitute a default or an event of default with respect to the debt securities (Section 1403). However, to make either election, we must irrevocably deposit with the applicable trustee an amount, in such currency or currencies in which the debt securities are payable at stated maturity, or in government obligations (Section 101), or both, that will provide sufficient funds to pay the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt securities, and any mandatory sinking fund or similar payments on the debt securities, on the relevant scheduled due dates.

     We may defease and discharge our obligations, as described in the preceding paragraphs, only if, among other things, we have delivered to the applicable trustee an opinion of counsel to the effect that:

          (1) the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance described in the previous paragraphs and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred; and

          (2) in the case of defeasance, the opinion of counsel must refer to, and be based upon, a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the indenture (Section 1404);

     Unless otherwise provided in the applicable prospectus supplement, if, after we have deposited funds and/or government obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

          (1) the holder of a debt security of the series elects to receive payment in a currency other than that in which the deposit has been made in respect of the debt security (Section 301); or

          (2) a conversion event, as defined below, occurs in respect of the currency in which the deposit has been made;

then the indebtedness represented by the debt security will be fully discharged and satisfied through the payment of the principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, the debt security as they become due, out of the proceeds yielded by converting the amount deposited in respect of the debt security into the currency in which the debt security becomes payable as a result of the holder's election or the cessation of usage based on the applicable market exchange rate (Section 1405).

     Unless otherwise provided in the applicable prospectus supplement, a "conversion event" means the cessation of use of:

          (1) a currency issued by the government of one or more countries other than the United States, both by the government of the country that issued that currency and for the settlement of transactions, by a central bank or other public institution of or within the international banking community;

          (2) the European Currency Unit, both within the European Monetary System and, for the settlement of transactions, by the public in situations involving the European Community; or

          (3) any currency for the purposes for which it was established (Section 101).

     Unless otherwise provided in the applicable prospectus supplement, we will make all payments of principal of, and any premium, Make-Whole Amount, interest and Additional Amounts on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance in United States dollars.

     In the event that we effect covenant defeasance with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of an event of default other than:

          (1) the event of default described in clause (4) under the first paragraph of "Events of Default, Notice and Waiver," which would no longer be applicable to the debt securities of that series (Sections 1004 to 1009); or

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

          (2) the event of default described in clause (7) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance;

then the amount on deposit with the trustee will still be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. In this case, we would remain liable to make payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may describe any additional provisions permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to a particular series of debt securities.

CONVERSION AND EXCHANGE RIGHTS

     The terms on which debt securities of any series are convertible into or exchangeable for our common stock, preferred stock or other securities or property will be described in the applicable prospectus supplement. These terms will include:

          (1) the conversion or exchange price, or the manner of calculating the price;

          (2) the exchange or conversion period;

          (3) whether the conversion or exchange is mandatory, or voluntary at the option of the holder or at our option;

          (4) any restrictions on conversion or exchange in the event of redemption of the debt securities and any restrictions on conversion or exchange generally; and

          (5) the means of calculating the number of shares of our common stock, preferred stock or other securities or property to be received by the holders of debt securities.

     The conversion or exchange price of any debt securities of any series that are convertible into our common stock or preferred stock may be adjusted for any stock dividends, stock splits, reclassification, combinations or similar transactions, as set forth in the applicable prospectus supplement (Article Sixteen).

GOVERNING LAW

     The indentures are governed by and shall be construed in accordance with the laws of the State of New York.

REDEMPTION OF DEBT SECURITIES

     We may opt at any time to partially or entirely redeem the debt securities. The debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

     From the time, and after, notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on the redemption date, the debt securities will cease to bear interest on the date fixed for the redemption specified in the notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

                              PLAN OF DISTRIBUTION

     We may from time to time offer and sell the securities described in this prospectus directly to purchasers, or to or through underwriters, dealers or designated agents. We will name any underwriter or agent involved in the offer and sale of the securities in the applicable prospectus supplement. We may sell the securities:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to prevailing market prices; or

     - at negotiated prices.

     We also may authorize underwriters acting as our agents to offer and sell the securities upon terms and conditions that will be described in the applicable prospectus supplement.

     If we use underwriters to assist us in the offer and sale of the securities, the underwriters may act as our agents, and we may pay the underwriters in the form of discounts, concessions or commissions. These underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any persons whom we use to assist us in the offer and sale of the securities may be deemed to be underwriters, and any discounts or commissions that they receive from us or from their resale of the securities may be deemed to be underwriting discounts and commissions under the securities laws. The obligations of the underwriters to purchase our securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased.

     Each time that we use this prospectus to sell securities, we will also provide a prospectus supplement that contains the specific terms about those securities and about the offering. We will identify any underwriter or agent that we use, as well as any compensation that these underwriters or agents will receive from us or otherwise, in the applicable prospectus supplement. The prospectus supplement will also include information regarding the terms of our relationship with any underwriters or agents, their obligations with respect to that offering, and information regarding the proceeds that we will receive and our expected use of those proceeds.

     Unless we indicate otherwise in the related prospectus supplement, the securities will be a "new issue" with no established trading market, other than our Class A common stock, which is listed on the Nasdaq National Market. If we sell Class A common stock under this prospectus and the related supplement, the Class A common stock will be listed on Nasdaq, subject to our giving official notice to Nasdaq of our sale of additional shares of Class A common stock. We may elect to list any of the other securities on a securities exchange or Nasdaq, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but no underwriter will be obligated to do so. If any underwriter does make a market in a series of the securities, that underwriter may discontinue its market-making activities at any time without notice to us or to you.

     If we use dealers to assist us in the offer and sale of the securities, then we will likely sell the securities to those dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. We will include the names of the dealers and the terms of any transactions involving the dealers in the applicable prospectus supplement.

     We may enter into agreements with underwriters, dealers and agents who agree to assist us in the offer and sale of the securities. Under these agreements, we may agree to indemnify the

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

underwriters, dealers and agents against certain liabilities, including liabilities under the securities laws, and we also may agree to contribute to any payments that the underwriters, dealers or agents may be required to make under the securities or other laws. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents that assist us in the offer and sale of our securities may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

     The legality and validity of the securities offered by this prospectus, as well as certain federal income tax matters, will be passed upon for us by Alston & Bird LLP.

                                    EXPERTS

     The consolidated financial statements of Friedman's Inc. appearing in Friedman's Inc. Annual Report (Form 10-K) for the year ended September 29, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                                3,750,000 SHARES

                               [FRIEDMAN'S LOGO]

                              CLASS A COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                            ABN AMRO ROTHSCHILD LLC

                           MCDONALD INVESTMENTS INC.

                         WEDBUSH MORGAN SECURITIES INC.

                                February 5, 2002

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